AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 18, 2004.


                           REGISTRATION NO. 333-118518

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          PRE-EFFECTIVE AMENDMENT NO.1
                                       TO
                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                               MRU HOLDINGS, INC.

                         (NAME OF SMALL BUSINESS ISSUER)


           DELAWARE                             5400                     33-0954381
           --------                             ----                     ----------
(STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)     IDENTIFICATION NO.)


                               600 LEXINGTON AVE.
                            NEW YORK, NEW YORK 10022
                                 (212) 754-0774
          (ADDRESS AND TELEPHONE NUMBER OF PRINCIPAL EXECUTIVE OFFICES)

                              EDWIN J. MCGUINN, JR.
                             CHIEF EXECUTIVE OFFICER
                               600 LEXINGTON AVE.
                            NEW YORK, NEW YORK 10022
                                 (212) 754-0774
            (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

                                    COPY TO:

                              LOUIS W. ZEHIL, ESQ.
                                MCGUIREWOODS LLP
                     1345 AVENUE OF THE AMERICAS, 7TH FLOOR
                          NEW YORK, NEW YORK 10105-0106

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434 check the following box. |_|

                         CALCULATION OF REGISTRATION FEE
------------------------------------ --------------- ---------------------- ------------------------ -----------------
                                                       PROPOSED MAXIMUM        PROPOSED MAXIMUM
 TITLE OF EACH CLASS OF SECURITIES    AMOUNT TO BE    OFFERING PRICE PER      AGGREGATE OFFERING        AMOUNT OF
       TO BE REGISTERED (1)            REGISTERED          UNIT (2)                  PRICE         REGISTRATION FEE (3)
------------------------------------ --------------- ---------------------- ------------------------ -----------------
SHARES OF COMMON STOCK PAR VALUE       14,011,959             $5.30               $74,263,382             $8,159
$0.001 PER SHARE, COMMON STOCK
UNDERLYING WARRANTS.
------------------------------------ --------------- ---------------------- ------------------------ -----------------

(1) Pursuant to Rule 416 under the Securities Act of 1933, the number of shares of Common Stock registered hereby is subject to adjustment to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2) Estimated solely for the purpose of determining the amount of the registration fee, based on the average of the bid and asked sales prices of the Common Stock as reported by the OTC Bulletin Board on November 16, 2004 in accordance with Rule 457 (c) under the Securities Act of 1933.

(3) Includes $5,370 previously paid in connection with the filing of this Registration Statement on August 24, 2004 and an additional $2,789 paid in connection with the registration of an additional 4,153,946 shares with this amendment.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SECURITY HOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED NOVEMBER 18, 2004


                                   PROSPECTUS

                               MRU HOLDINGS, INC.

                        14,011,959 SHARES OF COMMON STOCK

This prospectus relates to the offering by certain stockholders of MRU Holdings, Inc. of up to 14,011,959 shares of our common stock par value $0.001 per share, referred to in this prospectus as "Common Stock." Those shares of Common Stock include 6,863,433 shares of Common Stock and 2,136,567 shares of Common Stock underlying warrants, referred to in this prospectus as "Warrants," exercisable for 2,136,567 shares of Common Stock issued to former holders of Iempower, Inc., in connection with a share exchange transaction pursuant to which we acquired Iempower, Inc., referred to in this prospectus as the "Share Exchange;" 466,519 shares of Common Stock issued to former stock holders of Iempower, Inc. pursuant to a post-closing adjustment provided for in the share exchange agreement executed in connection with the Share Exchange; 2,618,750 shares of Common Stock, together with Warrants to acquire 494,115 shares of Common Stock which were acquired from us pursuant to a private placement transaction in connection with the Share Exchange. In connection with the private placement we also issued Warrants to acquire 378,000 shares of our Common Stock to the placement agent and our financial advisor, such Warrants have a weighted average exercise price of $1.76 per share; 37,500 shares of Common Stock, together with Warrants to acquire 7,075 shares of Common Stock which were acquired from us by new investors; and Warrants to acquire 200,000 shares of Common Stock and options to acquire 810,000 shares of Common Stock, referred to in this prospectus as "Options," which were issued to certain of our executive officers. We will not receive any proceeds from the sale of Common Stock by the selling stockholders. We may receive proceeds from the exercise price of the Warrants if they are exercised by the selling stockholders. We intend to use any proceeds from exercise of the Warrants for working capital and general corporate purposes.

The selling stockholders have advised us that they will sell the shares from time to time in the open market, on the OTC Bulletin Board, in privately negotiated transactions or a combination of these methods, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or otherwise as described under "Plan of Distribution." We will pay all expenses of registration incurred in connection with this offering, but the selling stockholders will pay all of their selling commission, brokerage fees and related expenses.


Our Common Stock is traded on the OTC Bulletin Board under the symbol "MHOI.OB." On November 16, 2004, the closing bid price of the Common Stock was $5.25 per share.


BEFORE MAKING ANY INVESTMENT IN OUR SECURITIES, YOU SHOULD READ AND CAREFULLY CONSIDER RISKS DESCRIBED IN THE RISK FACTORS BEGINNING ON PAGE 4 OF THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                   THIS PROSPECTUS IS DATED NOVEMBER 18, 2004

SUMMARY ...............................................................    1

RECENT DEVELOPMENTS ...................................................    2

RISK FACTORS ..........................................................    2

SPECIAL NOTE OF CAUTION REGARDING FORWARD-LOOKING STATEMENTS ..........   10

USE OF PROCEEDS .......................................................   10

DESCRIPTION OF SECURITIES .............................................   11

PRICE RANGE OF OUR COMMON STOCK .......................................   11


DIVIDEND POLICY........................................................   12


CAPITALIZATION ........................................................   12

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND
  FINANCIAL CONDITION .................................................   12

BUSINESS ..............................................................   14


MANAGEMENT ............................................................   21

EXECUTIVE COMPENSATION ................................................   23

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS ........................   25

SELLING STOCKHOLDERS ..................................................   26

PLAN OF DISTRIBUTION ..................................................   29

DELAWARE ANTI-TAKEOVER LAW ............................................   30

LEGAL MATTERS .........................................................   30

EXPERTS ...............................................................   30

WHERE YOU CAN FIND MORE INFORMATION ...................................   30


INDEX TO IEMPOWER FINANCIAL STATEMENTS .................................  F1

INDEX TO MRU HOLDINGS FINANCIAL STATEMENTS ...............................F2

                                     SUMMARY

                                   THE COMPANY

In this prospectus, unless the context requires otherwise, "we," "our," "us," and the "Company" refer to MRU Holdings, Inc. and its subsidiaries.

We are a specialty finance company that provides students with funds for higher education, and we facilitate the same. Through the use of a proprietary method of estimating the income potential of students, we believe we are able to profile and provide customized financial products to students. We receive financing requests from students which we then refer to lenders. We are in the process of becoming a loan originator and lender of federal loans that are student loans and are guaranteed by the federal government, as well as private loans.

We were incorporated in Delaware on March 2, 2000 as Dr. Protein.com, Inc. and originally were in the business of marketing and selling protein bars and drinks to athletes and other consumers. In June 2002, in connection with our decision to discontinue that business, we assumed a subsidiary's business of distribution and resale of optical storage items such as recordable compact discs equipment, recordable digital video discs products and accessories and on March 7, 2003 changed our name to Pacific Technology, Inc.


On July 8, 2004, we acquired 100% of the outstanding capital stock of Iempower, Inc., a privately-held Delaware corporation doing business as MyRichUncle, pursuant to a share exchange agreement referred to in this prospectus as the "Share Exchange," in exchange for 6,863,433 shares of our common stock, par value $0.001, referred to in this prospectus as "Common Stock," which we issued to the stockholders of Iempower, Inc., referred to in this prospectus as "Iempower", together with 2,136,567 Common Stock purchase warrants referred to in this prospectus as "Warrants," to the warrant holders of Iempower. Concurrently, and in connection with the Share Exchange, we also sold 100% of the outstanding capital stock of our Nevada subsidiary, Pacific Technology, Inc., to four of our principal stockholders, prior to the Share Exchange, in exchange for 9,325,000 shares of Common Stock, which we have retired. Iempower was founded as a specialty finance company in 1999 and commenced operations in 2001.


Although we acquired Iempower as a result of the Share Exchange, the stockholders of Iempower hold a majority of our voting interests. Additionally, the Share Exchange resulted in Iempower's management and Board of Directors assuming operational control of the Company. In contemplation of the Share Exchange with the stockholders of Iempower, on July 6, 2004, we changed our name to MRU Holdings, Inc.

The full text of the Share Exchange Agreement may be found at Exhibit A to our definitive Schedule 14C Information Statement, as filed with the Securities and Exchange Commission on June 15, 2004, or Exhibit 10.1 to our Quarterly Report on Form 10-QSB, filed with the SEC on May 17, 2004.

Our principal executive offices are located 600 Lexington Ave., New York, New York 10022. Our telephone number is (212) 754-0774.

                                  THE OFFERING



Common stock currently outstanding......................  13,586,202 shares

Common Stock offered by the selling stockholders........   9,986,202 shares


Common Stock issuable upon exercise of warrants
and options ............................................   4,025,757 shares


Common stock outstanding after the offering (1).........  17,611,959 shares

Use of Proceeds.........................................  We will not receive any proceeds from
                                                          the sale of Common
                                                          Stock offered by
                                                          this prospectus.

OTC Bulletin Board Symbol...............................  MHOI.OB



(1) Assumes the full exercise of all 4,025,757 warrants and options.

                               RECENT DEVELOPMENTS

On July 12, 2004, we dismissed Hall & Company as our independent accountants. The reports of Hall & Company on our financial statements for each of the past two fiscal years contained no adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. The decision to change independent accountants was approved by our Board of Directors. We engaged Bagell, Josephs & Company, LLC as our new independent accountants on, 2004.

On November 3, 2004, Edwin J. McGuinn, Jr. was confirmed as our Chief Executive Officer. Previously, Mr. McGuinn served as our Interim CEO and Chairman of the Board of Directors. Mr. McGuinn remains our Chairman. On July 27, 2004, Edwin J. McGuinn, Jr. was appointed as our Chairman and Interim Chief Executive Officer effective as of July 8, 2004. Mr. McGuinn possesses over thirty years of experience in the capital markets industry. Mr. McGuinn has served as Managing Director and a member of the Lehman Brothers Fixed Income Operating Committee and was responsible for developing Lehman Brothers' global presence in fixed income arbitrage and international fixed income sales, trading, and research. Mr. McGuinn has also served as Head of Equity Products for Rodman & Renshaw and Mabon Securities.

On October 25, 2004, we announced that the Company secured up to $50 million in financing for our wholly-owned subsidiary MRU Universal Guaranty Agency, Inc. ("MRUG") from Universal Finanz Holding AG, a European consumer finance company which has been making and servicing a sizable portfolio of consumer loans for thirty years. Under the terms of the financing, Universal Finanz Holding AG has committed to invest up to $50 million into MRUG to serve as the equity reserve against which MRUG will guaranty loans.

                                  RISK FACTORS

As used in this section, "we," "our" and the "Company" refer to MRU Holdings, Inc. after giving effect to our acquisition of Iempower and the closing of the Share Exchange on July 8, 2004. Our future revenues will be derived from financial products to be used by students to pay for higher education. There are numerous and varied risks, known and unknown, that may prevent us from achieving our goals, including those described below. The risks described below are not the only ones we will face. Additional risks not presently known to us or that we currently deem immaterial may also impair our financial performance and business operations. If any of these risks actually occurs, our business, financial condition or results of operation may be materially adversely affected.

RISKS RELATED TO OUR BUSINESS

Our revenues are derived from financing products to be used by students to pay for higher education. There are numerous and varied risks known and unknown that may prevent us from achieving our goals. Some of these risks are set forth below.

WE ARE A DEVELOPMENT STAGE COMPANY. WE HAVE NO OPERATING HISTORY FOR YOU TO USE TO EVALUATE OUR BUSINESS. WE MAY NEVER ATTAIN PROFITABILITY.

In our new line of business, we are a development stage company and we have derived minimal revenues from our new operations. As a specialty finance company, we have a very limited operating history, which may make an evaluation of our business prospects by you difficult. Our operations are therefore subject to all of the risks inherent in light of the expenses, difficulties, complications and delays frequently encountered in connection with the formation of any new business. Investors should evaluate us in light of the delays, expenses, problems and uncertainties frequently encountered by companies developing markets for new products, services and technologies. We may never overcome these obstacles.

Our business is speculative and dependent upon the implementation of our business plan and consumer acceptance of our financial products and services. There can be no assurance that our efforts will be successful or result in revenue or profit. There is no assurance that we will earn significant revenues or that investors will not lose their entire investment.

WE HAVE A HISTORY OF LOSSES AND, BECAUSE WE EXPECT OUR OPERATING EXPENSES TO INCREASE IN THE FUTURE, WE DO NOT EXPECT TO BECOME PROFITABLE IN THE NEAR TERM, IF EVER.

We have experienced net losses in fiscal year 2003 and in the fiscal quarter ended September 30, 2004. Iempower, our continuing line of business, incurred a net loss to common shareholders of approximately $ 920,684 during the nine months ended September 30, 2004 and approximately $ 49,274 during the year ended December 31, 2003.

OUR EDUCATION INVESTMENT PRODUCTS ARE NOVEL AND WE DO NOT HAVE THE EXPERIENCE NECESSARY TO PROJECT OUR RETURNS PREDICTABLY.

An Education Investment is a financial product whereby a student receives capital for educational expenses and, in return, that student pledges to pay a fixed percent of his or her future income for a fixed period. We have not issued a substantial number of Education Investments. Although some students have begun making payments, we do not know what the long-term return on Education Investments will be, which will depend on numerous factors, including default metrics, mortality rates, unemployment data, salaries, etc. We may be incorrect in our assessment of the future earnings of the students and consequently, our prospects, business, financial condition and results of operation may materially adversely affected.

OUR INABILITY TO ESTABLISH OR MAINTAIN RELATIONSHIPS WITH HIGHER EDUCATION INSTITUTIONS MAY IMPAIR OUR BUSINESS.

We may not be able to establish relationships with universities and colleges, and may not be included on any preferred lender lists of universities or colleges. This would reduce our access to students and families seeking financing for higher education costs, which would reduce our market and impair our financial condition and results of operation.

WE MAY BE UNABLE TO IMPLEMENT OUR PROPOSED LOAN GUARANTEE PRODUCT.

We intend to offer a loan guarantee product in the future wherein we function as guarantors of debt obligations of students in consideration of payment of fees. In order to implement and manage our loan guarantee product, we will need to address, among other things, the following risks:

      o     Lenders may not be willing to accept our guarantee;

      o The terms of the agreements between us and the lenders may have a lower leverage ratio, adversely affecting our revenues;

      o The lender may require that we hold back a portion of the revenues to be used to guarantee loans reducing our fee income;

      o     Default rates may be higher than anticipated;

      o We may not accurately predict default rates for the loans that we guarantee;

      o     Students may not remain in the US;

      o Students may move to a country where we have no servicing infrastructure or default protection measures;

      o     Other companies may offer similar loan guarantee products;

      o Requirements may change making it easier for students to procure loans without a guarantor or with guarantors who would currently be deemed to be of inadequate credit quality; and

      o The loans may require additional guarantees from guarantors or guarantee agencies and these guarantors or guarantee agencies may be unwilling to provide needed guarantees.

If we do not adequately address these risks and other factors, our prospects, business, financial condition and results of operation may materially adversely affected.


DEMAND FOR OUR PRODUCTS MAY DECREASE.


Demand for higher education financing may decrease. This may be as a result of a decrease in demand for higher education or increased affordability of higher education. This increased affordability may be the result of universities reducing costs, families having more funds available to pay for higher education, increases in the amount or availability of free financing such as scholarships or grants, or other factors unknown to us.

OUR MARKETING INITIATIVE MAY NOT PROVE TO BE EFFECTIVE.

Our strategy is to market our products and services to students directly and through third party channels. We accomplish this principally through our website, which provides an interactive forum for students and families to learn about our products and services and to order them from us. There can be no assurance that the Internet will continue to be an effective means of reaching our prospective customers, or that we will be able to effectively utilize any alternative means that may become available.

Public relations are an important part of our marketing program and our effort to build our reputation and brand identity. As our products and services become better known, they will become less news-worthy, and we may therefore receive less media coverage, or we may have to increase our public relations efforts and expenditures to maintain or increase the amount of media coverage that we receive. We cannot assure you that media coverage will be accurate and positive. Inaccurate or negative representations of the company in the media may have a material adverse effect on our financial condition and results of operations.

OTHER SOURCES OF HIGHER EDUCATION FINANCING MAY BE PREFERRED BY BORROWERS.

We compete with other options that students and families may have available to them to finance the costs of post-secondary education. Families and students may simply prefer other options. These options include, among others:

      o home equity loans, under which students or their families borrow money based on the value of their real estate, which may increase over time, thereby making more equity available to finance education costs;

      o prepaid tuition plans, which allow students to pay tuition at current rates to cover tuition costs in the future;

      o 529 plans, which are state sponsored investment plans that allow a family to save funds for education expenses;

      o education IRAs, now known as Coverdell Education Savings Accounts, under which a holder can make annual contributions for education savings; and

      o credit cards, which may be readily available, easy to use, offer quick access to funds and may have attractive introductory rates that appeal to borrowers.

There is no assurance that we will be able to compete successfully against other providers of funds including but not limited to traditional and established student loan providers, credit card or mortgage lenders or any new forms of competition. If we are unable to compete effectively with these sources of funding, our business, financial condition and results of operation will suffer and may require us to revise or abandon our business plan or seek to sell our business or curtail or discontinue our operations.

WE MUST BE ABLE TO COMPETE EFFECTIVELY WITH OTHER PROVIDERS OF HIGHER EDUCATION FINANCING PRODUCTS AND SERVICES IN ORDER TO SUCCEED.

The market for higher education finance is highly competitive, and if we are not able to compete effectively, our revenue and results of operations may be adversely affected. The loan origination market has a large number of competitors and is dominated by a number of large institutions including Wells Fargo, Bank of America, JPMorgan Chase and Citibank. Most of our competitors have, among other competitive advantages, greater financial, technical and marketing resources, larger customer bases, greater name recognition and more established relationships than we have. Larger competitors with greater financial resources may be better able to respond to the need for technological changes, compete for skilled professionals, build upon efficiencies based on a larger volume of transactions, procure capital at a lower cost, fund internal growth and compete for market share generally. As to our alternative financing products and services where we hope to establish a niche, third parties may enter these markets and compete against us. If third parties choose to provide the range of services that we provide, pricing for our services may become more competitive, which could lower our profitability or eliminate profitability altogether.

LEGAL IMPLICATIONS RELATING TO OUR EDUCATION INVESTMENT PRODUCTS ARE UNCERTAIN.

Historically, all of our revenue was derived from our Education Investment product. We have done legal due diligence on the aspects we perceive to be pertinent to our Education Investment products, but since this is a novel product, applicability of various laws to it is uncertain and our legal analysis may be incomplete or may not be upheld. Our activities with respect to making Education Investments or managing private-label Education Investment programs have undergone some regulatory review in two states and are currently under regulatory review by the Department of Corporations of California. In addition we previously received similar inquiries from the Department of Commerce of the State of Minnesota. The outcome of any regulatory review relating to our Education Investment product is uncertain and we may be subject to regulation with respect to Education Investments or may be prohibited from offering Education Investments. Even if we are allowed to continue to offer our Education Investment product, we may be required to meet certain regulations which may include becoming a licensed lender, licensed loan broker, licensed broker-dealer or investment advisor, which will increase our operating costs and may make the offering of Education Investments not cost-effective for us. Specifically, as part of complying with such license requirements we may have to post bonds or comply with minimum capital requirements and other requirements. Regulations may also require students to take appropriate steps to meet regulatory requirements should they wish to receive Education Investments in the future, which would likely tend to lessen demand for this product. We may incur significant legal expenses each time our Education Investment product is under review and if we must meet regulatory requirements or procure licenses. In addition, our failure to obtain any required licenses may result in transactions entered into while not being licensed declared void. Legal disputes might arise which could potentially consume our resources and delay full implementation of our Education Investment product line.

IF WE DO NOT COMPLY WITH APPLICABLE GOVERNMENTAL REGULATIONS, OUR BUSINESS MAY SUFFER.

Our business operations and product offerings may be subject to various governmental regulations. We are in the process of ascertaining the applicability of various laws to us and our operations. If we become subject to additional government regulation, our compliance costs could increase significantly. Regulatory compliance activities could also divert our human and other resources from revenue-generating activities.

We currently have no licenses or registrations in connection with conducting our business. We may be required to be licensed or registered. In some cases determining whether licensing or registration is necessary may require us to seek rulings from regulators in different states. We cannot assure you that we will be able to obtain or, once obtained, maintain our licenses or registrations in any states where we are required to be licensed or registered to operate our business. Our activities in states where necessary licenses or registrations are not available could be curtailed pending processing of an application, and we may be required to cease operating in states where we do not have valid licenses or registrations. This would reduce the size of the market for our products and services, which may have a material adverse effect on our business. We could also become subject to civil or criminal penalties for operating without required licenses or registrations. Further, we may be deemed in violation of certain state securities laws or consumer protection laws, and we may be required to register as a broker-dealer or complete an issuer/agent registration in certain states. We could face substantial costs in connection with legal proceedings seeking to penalize us for failing to comply with applicable regulations. We could also be required to indemnify our employees in connection with any expenses or liabilities that they may incur individually in connection with regulatory action against them. These costs may be substantial and may materially impair our prospects, business, financial condition and results of operation.

In addition, we and other organizations with which we work are subject to licensing and extensive governmental regulations, including truth-in-lending laws and other consumer protection regulations. From time to time we have, and we may in the future, become responsible for compliance with these regulations under contractual arrangements with our clients. If we fail to comply with these regulations, we could be subject to civil or criminal penalties.

We are also subject to increasingly more complicated regulations affecting our business including but not limited to securities laws and rules and consumer protection legislation. Compliance costs will increase as we become subject to a broader range of regulations. We also will face more potential liability as the range of laws that are applicable to us increases. Further, our business may be curtailed if we cannot or do not comply with regulations to which we are or become subject because we may no longer be permitted to engage in business lines that we had formerly engaged in or intended to expand into. Higher compliance costs, greater potential liability or decreased product lines could have a material adverse effect on our prospects, business, financial condition and our results of operation.

CHANGES IN THE REGULATORY REGIME COULD IMPAIR OUR BUSINESS.

We operate in a heavily regulated industry and new laws and changes in existing laws could affect our business. The federal government and state governments regulate extensively the financial institutions and other entities that offer consumer finance products. The applicable laws and regulations are subject to change and generally are intended to benefit and protect borrowers rather than our stockholders or us. Changes in existing laws and rules, the enactment of new laws and rules, and changing interpretations of these laws and rules could, among other things:

      o force us to make changes in our relationships with investors, clients, customers, lenders, educational institutions, guarantors, servicers, collection agencies, and trusts;

      o require us to implement additional or different programs and information technology systems;

      o     impose licensing or capital and reserve requirements on us;

      o decrease our ability to target our market, such as "do not call lists" and "anti-spamming" legislation;

      o     increase our administrative and compliance costs; and

      o     impose additional third-party service costs.

Failure to comply with government regulations could subject us to civil and criminal penalties and affect the value of our assets. We could also be required to indemnify our employees in connection with any expenses or liabilities that they may incur individually in connection with regulatory action against them. As a result, there could be a material adverse effect on our prospects, business, financial condition and our results of operation.

IF WE VIOLATE APPLICABLE PRIVACY LAWS OUR BUSINESS COULD BE MATERIALLY ADVERSELY AFFECTED.

The federal government and state governments have enacted fraud and abuse laws and laws to protect borrowers' privacy. Violations of these laws or regulations governing our operations or our third party business partners and our and their clients could result in the imposition of civil or criminal penalties, the cancellation of our contracts to provide services or exclusion from participating in education finance programs. These penalties or exclusions, were they to occur, would negatively impair our ability to operate our business. In some cases, such violations may also render the loan assets unenforceable. We could also have liability to consumers if we do not maintain their privacy, or if we do not abide by our privacy policies, and any such violations could damage our reputation and the value and goodwill of our brand name. Violations of these regulations could have a material adverse effect on our financial condition, business and results of operation.

WE MAY BE UNABLE TO MEET OUR CAPITAL REQUIREMENTS IN THE FUTURE.

We may need additional capital in the future, which may not be available to us on reasonable terms or at all. The raising of additional capital may dilute your ownership in us. We may need to raise additional funds through public or private debt or equity financings in order to meet various objectives including but not limited to:

      o     pursuing growth opportunities, including more rapid expansion;

      o     acquiring complementary businesses;

      o     making capital improvements to improve our infrastructure;

      o     hiring qualified management and key employees;

      o     developing new services or products;

      o     responding to competitive pressures;

      o complying with regulatory requirements such as licensing and registration; or

      o     maintaining compliance with applicable laws.

Any additional capital raised through the sale of equity may dilute your ownership percentage in us. This could also result in a decrease in the fair market value of our equity securities because our assets would be owned by a larger pool of outstanding equity. The terms of securities we issue in future capital transactions may be more favorable to our new investors, and may include preferences, superior voting rights and the issuance of warrants or other derivative securities, which may have a further dilutive effect.

Furthermore, any additional debt or equity financing we may need may not be available on terms favorable to us, or at all. If we are unable to obtain required additional capital, we may be forced to curtail our growth plans or cut back our existing business and, further, we may not be able to continue operating if we do not generate sufficient revenues from operations we need to stay in business.

We may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which will impact our financial statements.

OUR BUSINESS MAY SUFFER IF WE EXPERIENCE TECHNICAL PROBLEMS.

If our technology does not function properly, is breached or interrupted, or contains errors that we have not corrected, we may not achieve the performance we expect. Any interruption in or breach of our information systems may result in lost business. For instance, our analytical models may not prove to be an accurate predictor of actual credit risk or the income potential of students, or our technology may contain "bugs" or become infected by computer viruses or worms that may interfere with the functionality of our technology or negatively impact our proprietary databases. We may not immediately detect and fix these problems, which may increase damage to our business. These problems may result in, among other consequences, our over-estimating cash flows from borrowers or underestimating default rates. Third parties who have relied on our financial models or projections may have recourse against us in the event of inaccuracies caused by technical or other problems. Individually or cumulatively, these types of problems may have a material adverse effect on our business, financial condition and results of operation.

WE RELY HEAVILY ON OUR TECHNOLOGY AND OUR TECHNOLOGY COULD BECOME INEFFECTIVE OR OBSOLETE.

We rely on technology to interact with consumers to originate our products and to perform some servicing functions pertaining to our financing products. It is possible that our technology may not be effective, or that consumers will not perceive it to be effective. We will be required to continually enhance and update our technology to maintain its efficacy and to avoid obsolescence. The costs of doing so may be substantial, and may be higher than the costs that we anticipate for technology maintenance and development. If we are unable to maintain the efficacy of our technology, we may lose market share. Further, even if we are able to maintain technical effectiveness, our technology may not be the most efficient means of reaching our objectives, in which case we may incur higher operating costs than we would were our technology more efficient. The impact of technical shortcomings could have a material adverse effect on our business, financial condition and results of operation.

OUR RELIANCE ON TECHNOLOGY, INCLUDING THE INTERNET, AS A MEANS OF OFFERING AND SERVICING OUR PRODUCTS AND SERVICES MAY RESULT IN DAMAGES.

We offer and sell our products and services to borrowers using technology. Although the use of the Internet has become commonplace, people may approach the entering of private information, as well as conducting transactions through the Internet, hesitantly. We have implemented security measures within our systems, but skilled computer-users could potentially circumvent some of these precautions. While we are dedicated to maintaining a high level of security, it is impossible to guarantee total and absolute security. Any security breach could cause us to be in violation of regulations regarding information privacy and as such cause us to pay fines or to lose our ability to provide our products. Consumers may also be hesitant or unwilling to use our products if they are or become aware of a security problem or potential security problem. We could also be liable to consumers or other third parties if we do not maintain the confidentiality of our data and the personal information of our consumers.

Monitoring unauthorized use of the systems and processes that we developed is difficult, and we cannot be certain that the steps that we have taken will prevent unauthorized use of our technology. Furthermore, others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our proprietary information. If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and services will be adversely affected. This may have a material adverse effect on our financial condition and results of operation.

LEGAL PROTECTION WE SEEK FOR OUR INTELLECTUAL PROPERTY ASSETS MAY NOT PROVE TO BE AVAILABLE OR EFFECTIVE.

We have filed a patent for protecting our intellectual property assets and continue to patent new innovations. These patents provide an important competitive advantage to us, and our prospects, business, financial condition and results of operations may be materially adversely affected if these patents are not granted or upheld. In addition to seeking patent protection, we rely on copyright, trademark and trade secret protection for our intellectual property. These methods may not be adequate to deter third parties from misappropriating our intellectual property or to prevent the disclosure of confidential information or breaches of non-competition agreements between us and our employees or consultants, and may not provide us with adequate remedies for misappropriation. Our technology could also be designed around, replicated or reverse-engineered by competitors, and we may not have the ability to pursue legal remedies against them. For example, competitors could replicate data or acquire data comparable to that which we have assembled in our proprietary databases, which could erode our competitive advantage. We also may fail to detect infringement of our intellectual property rights and may thereby lose those rights. In addition, obtaining, monitoring and enforcing our intellectual property rights will likely be costly, and may distract our management and employees from pursuing their other objectives, which could impair our performance. If we are unable to protect our intellectual property, our business may be materially adversely affected.

WE MAY BE SUBJECT TO LITIGATION FOR INFRINGING THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS.

Should we infringe (or be accused of infringing) an existing patent, copyright, trademark, trade secret or other proprietary rights of third parties, we may be subject to litigation. Such litigation will be costly. If we settle or are found culpable in such litigation, we may be required to pay damages, including punitive damages (such as treble damages) if we are found to have willfully infringed, and we may also be required to pay license fees or cease to use that intellectual property which is found to have been infringed by us. The amount of damages we are required to pay may be substantial, and may require us to obtain additional sources of revenue or additional capital to continue operating. We also may be precluded from offering products or services that rely on intellectual property that is found to have been infringed by us. Further, we may also be required to cease offering the affected products or services while a determination as to infringement is considered by a court. If we are not able to offer products or services, our business, financial condition and results from operation may be materially adversely affected.

WE MAY NOT BE ABLE TO ENTER OR REMAIN IN THE BUSINESS OF OFFERING FEDERAL FAMILY EDUCATION LOAN PROGRAM (FFELP) LOANS.

The government makes loans available to students through a variety of programs and channels. One such program is the Federal Family Education Loan Program (FFELP). While we propose to offer FFELP loans, to date we have not offered any FFELP loans. We have no experience in implementing a FFELP loan program. We may not receive any applications for FFELP loans. We may incorrectly originate FFELP loans which may result in the guarantee agencies refusing to guarantee the loans. We may be unable to effectively implement these types of loans, and our financial condition and results from operation may be materially adversely affected.

GOVERNMENT CUTBACKS MAY REDUCE OR ELIMINATE THE FFELP.

The FFELP is subject to the federal government's annual budget appropriation process. Reductions in the amount of funds appropriated to the Department of Education and/or to guarantors under the FFELP may reduce the amount of FFELP loans originated. The federal government may also choose to eliminate the FFELP entirely. Curtailing or eliminating the FFELP could reduce or eliminate our FFELP loan origination business, which may have a material adverse affect on our operations and revenue.

The Federal Direct Loan Program (FDLP) may be increased, which could lead to a reduction in the amount of FFELP loans borrowed.

Under the FDLP, the federal government funds the Department of Education to make FDLP loans directly to students, thereby eliminating a loan originator, such as us. The federal government may increase funds in the FDLP. Students may prefer FDLP loans to our FFELP or alternative loan programs, which could result in lower demand for our products and services and lower operating revenue.

GUARANTEES MAY NOT BE AVAILABLE FOR OUR FFELP LOAN PROGRAM.

In order to be able to offer a FFELP loan program we must procure a guarantee from a government guaranty agency for our FFELP loan program. Moreover, if we do not satisfy conditions set forth by the Department of Education in connection with FFELP loans (such as compliance with origination and collection standards, which address consumer rights concerns), then existing guarantees may be terminated. If guarantors are unable to satisfy default obligations that they have guaranteed (for instance, if the guarantor's own financial condition is weak), then we may be required to resort to the Department of Education to honor the guarantee obligations of the original guarantors. In so doing, the Department of Education would make a determination as to the original guarantor's inability to meet its guarantee obligations. This could add costs and delays to the process of obtaining guarantee payments on defaulted loans, which could cause us to have cash flow and other problems. There is a possibility that the Department of Education would be unable to determine whether or not the guarantor is unable to meet its guarantee obligations. The lack of strong guarantors would increase the risk of non-payment or delay in payment of loan obligations owed to us, could increase our collection costs and could impair the value of our loan assets.

WE WILL NOT BE ABLE TO ORIGINATE FFELP LOANS IF WE ARE UNABLE TO APPOINT A TRUSTEE LENDER.

To originate FFELP loans, we need a third party to act as a trustee lender. We do not have a commitment from any bank to act in that capacity. Although we have entered into discussions with prospective trustee lenders, we may be unable to procure a loan trustee. If so, we will not be able to originate FFELP loans, thereby substantially reducing the potential market size of our FFELP loan origination business.

WE MAY NOT BE ABLE TO ENTER INTO AND CONSEQUENTLY MAINTAIN OUR LOAN PURCHASE RELATIONSHIPS WITH LENDERS OR SECONDARY MARKET PURCHASERS OF LOANS.

As part of our lending business, we propose to resell loans to secondary market purchasers of student loans. However, there is no assurance that we will be able to enter into loan purchase agreements with such parties. Even if we are able to enter into those agreements, the purchasers of our loans may cancel those loan purchase agreements at any time or substantially change the terms that are offered. If we enter into a loan purchase agreement that is cancelable or cancelled, we may seek an alternative purchaser for loans we originate. If we are unable to find alternative purchasers for these loans, then we will be required to hold the loans and await payment, rather than immediately receive payment for the projected income streams represented by the loans.

Even if we are able to enter into an agreement with a loan purchaser, the purchaser may be entitled to return loans to us where the loans are refunded, cancelled or prepaid by the borrower. Purchasers may also return loans that are originated improperly or erroneously or that are not guaranteed by a guarantee agency if we do not correct these problems. If the purchaser returns loans to us, we may be required to repay some or all of the amount the purchaser paid to us to purchase the loans. At the time repayment is required, we may not have available funds to repay the purchaser. Repayments could also impair our ability to effectively manage our cash flows. The uncertainty of required repayments could have a materially adverse affect on our business, financial condition and results of operation.


WE MAY NOT BE ABLE TO OBTAIN GUARANTEES FOR PRIVATE LOANS.


It may be a requirement of a purchase or a credit enhancement that a private loan be guaranteed by a non-profit guarantee agency. Such loans may also be non-dischargeable in the event of personal bankruptcy. We may be unable to procure private loan guarantees from a non-profit guarantee agency. This may adversely affect our ability to originate private loans.

OUR BUSINESS IS SEASONAL.

The majority of requests for financing made by students are received in the first and third quarter of the calendar year. Any disruption of supply, change in our customers' loan needs, or our inability to fund loans during the first quarter and third quarter of the calendar year could have a material adverse effect on our financial condition and annual results of operations.

WE MAY BE UNABLE TO ATTRACT AND RETAIN KEY EMPLOYEES.

Failure to attract and retain necessary technical personnel and skilled management could adversely affect our business. Our success depends to a significant degree upon our ability to attract, retain and motivate highly skilled and qualified personnel. If we fail to attract, train and retain sufficient numbers of these highly qualified people, our business, financial condition and results of operations will be materially and adversely affected. Our success also depends on the skills, experience and performance of key members of our management team. The loss of any key employee could have an adverse effect on our business, financial condition, results of operations and prospects. We do not maintain key man insurance policies on any of our officers or employees. We may issue stock options or other equity-based compensation to attract and retain employees. The issuance of these securities could be dilutive to the holders of our other equity securities.

The relative lack of experience of our management team may put us at a competitive disadvantage. Our management team lacks public company experience, which could impair our ability to comply with legal and regulatory requirements such as the Sarbanes-Oxley Act of 2002. The individuals who now constitute our senior management have never had responsibility for managing a publicly traded company. Such responsibilities include complying with federal securities laws and making required disclosures on a timely basis. There can be no assurance that our management will be able to implement and affect programs and policies in an effective and timely manner that adequately respond to such increased legal, regulatory compliance and reporting requirements. Our failure to do so could lead to the imposition of fines and penalties and further result in the deterioration of our business.

SENIOR MANAGEMENT MAY BE DIFFICULT TO REPLACE IF THEY LEAVE.

The loss of the services of one or more members of our senior management team or the inability to attract, retain and maintain additional senior management personnel could harm our business, financial condition, results of operations and future prospects. Our operations and prospects depend in large part on the performance of our senior management team, including in particular Messrs. Raza Khan and Vishal Garg. We may not be able to find qualified replacements for any of these individuals if their services are no longer available. We do not maintain key man insurance on any of these individuals.

WE MAY NOT BE ABLE TO EFFECTIVELY MANAGE OUR GROWTH.

Our strategy envisions growing our business. If we fail to effectively manage our growth, our financial results could be adversely affected. Growth may place a strain on our management systems and resources. We must continue to refine and expand our business development capabilities, our systems and processes and our access to financing sources. As we grow, we must continue to hire, train, supervise and manage new employees. We cannot assure you that we will be able to:

      o     meet our capital needs;

      o     expand our systems effectively or efficiently or in a timely manner;

      o     allocate our human resources optimally;

      o     identify and hire qualified employees or retain valued employees; or

      o incorporate effectively the components of any business that we may acquire in our effort to achieve growth.

If we are unable to manage our growth and our operations our financial results could be adversely affected.

BANKRUPTCY IMPLICATIONS MAY REDUCE OUR ABILITY TO OBTAIN THE RETURNS WE PROJECT FROM EDUCATION INVESTMENTS WE SELL.

There is no guarantee that investors will receive any funds after a student files for personal bankruptcy. Payments made to us may also be voided by the bankruptcy court, in which case we may be required to repay these amounts to the bankruptcy trustee. We may not have sufficient liquid resources available at these times, and repaying these amounts would disrupt our cash flows. The regulatory structure and bankruptcy implications relating to our Education Investments may make this product impracticable or may cause us to receive returns substantially lower than our projections. This may have a material adverse effect on our financial condition and results of operations.

FACTORS UNIQUE TO STUDENTS WILL AFFECT OUR EDUCATION INVESTMENT RETURNS, AND WE MAY NOT HAVE ADEQUATE INFORMATION TO CORRECTLY PREDICT FUTURE EARNINGS OF RECIPIENTS.

A number of risks affecting our future returns from Education Investments are unknown to us and beyond our control. The projected value of an individual's future earnings stream can dramatically drop at any point after the contract is agreed upon. Death, sickness, disability, unemployment, imprisonment, bankruptcy, and other such circumstances may dramatically reduce the future value of an individual's earning prospects. Recipients may also engage in fraud, deferral of assets, disguising income, defection to escape obligation, and further forms of deception on behalf of the individual to lessen the payments they are required to make on Education Investments. It may be difficult for us to know all the relevant information about an individual, since the disclosure of information on the part of the individual is voluntary. In addition, verifying the accuracy of the information provided may in some cases be difficult. These factors may reduce the desirability of potential investors, lenders, private-label clients or other providers of capital from providing capital for the purpose of providing students with Education Investment products.

OUR RISK CONTROL AND ELIGIBILITY SCORING SYSTEM MAY HAVE DEFECTS OR TURN OUT TO BE INEFFECTIVE, WHICH COULD MATERIALLY AND ADVERSELY AFFECT OUR PROSPECTS, BUSINESS AND RESULTS OF OPERATION.

The system we may use to score students thereby determining their eligibility for and/or cost of financing and to control risks is based on our existing knowledge and available actuary data and may not be complete and accurate. If this system turns out to be inaccurate or ineffective, our prospects, business, financial condition and results of operation could be materially and adversely affected.

RISKS RELATED TO OUR COMMON STOCK

YOU MAY HAVE DIFFICULTY TRADING AND OBTAINING QUOTATIONS FOR OUR COMMON STOCK.

Our Common Stock is currently quoted on the NASD's OTC Bulletin Board under the symbol MHOI.OB. Our Common Stock is not actively traded, and the bid and asked prices for our Common Stock have fluctuated significantly. As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations of the price of, our securities. This severely limits the liquidity of the Common Stock, and would likely have a material adverse effect on the market price of the Common Stock and on our ability to raise additional capital.

APPLICABLE SEC RULES GOVERNING THE TRADING OF "PENNY STOCKS" LIMITS THE TRADING AND LIQUIDITY OF OUR COMMON STOCK WHICH MAY AFFECT THE TRADING PRICE OF OUR COMMON STOCK.

Our Common Stock has recently traded on the NASD's OTC Bulletin Board below $5.00 per share and may trade in the future at below $5.00 per share at such time our Common Stock may be considered a "penny stock" and therefore be subject to SEC rules and regulations which impose limitations upon the manner in which our shares could be publicly traded. These regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the associated risks. Under these regulations, certain brokers who recommend such securities to persons other than established customers or certain accredited investors must make a special written suitability determination regarding such a purchaser and receive such purchaser's written agreement to a transaction prior to sale. These regulations may have the effect of limiting the trading activity of our Common Stock and reducing the liquidity of an investment in our Common Stock.

THE MARKET PRICE OF OUR COMMON STOCK IS, AND IS LIKELY TO CONTINUE TO BE, HIGHLY VOLATILE AND SUBJECT TO WIDE FLUCTUATIONS.

The market price of our Common Stock is likely to be highly volatile and could be subject to wide fluctuations in response to a number of factors that are beyond our control, including:

      o     announcements of new products or services by our competitors;

      o     demand for our Educations Investments; and

      o fluctuations in revenue from our student loan originator and guaranty business.

In addition, the market price of our Common Stock could be subject to wide fluctuations in response to:

      o     quarterly variations in our revenues and operating expenses;

      o announcements of technological innovations or new products or services by us; and

      o     significant sales of our Common Stock by the selling stock holders.

OUR OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY, AND THESE FLUCTUATIONS MAY CAUSE OUR STOCK PRICE TO FALL.

Our operating results will likely vary in the future primarily as the result of fluctuations in our revenues and operating expenses. If our results of operations do not meet the expectations of current or potential investors, the price of our Common Stock may decline.

          SPECIAL NOTE OF CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains "forward-looking" information within the meaning of the federal securities laws. The forward-looking information includes statements concerning our outlook for the future, as well as other statements of beliefs, future plans and strategies or anticipated events, and similar expressions concerning matters that are not historical facts. Forward-looking information and statements are subject to many risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, the statements. These risks and uncertainties include:

      o     our ability to implement our loan guarantee product;

      o     our ability to accurately predict loan default rates;

      o     the availability of other higher education financing alternatives;

      o legal regulation of our business and the cost of compliance with laws that may become applicable to our business; and

      o other risks and uncertainties described under "Risk Factors" and in our filings with the SEC.

You are cautioned not to place undue reliance on forward-looking statements because actual results may differ materially from those expressed in, or implied by, the statements. Any forward-looking statement that we make in this prospectus speaks only as of the date of such statement, and we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

When used in our documents or presentations, the words "anticipate," "estimate," "expect," "objective," "projection," "forecast," "goal" or similar words are intended to identify forward-looking statements. We qualify any such forward-looking statements entirely by these cautionary factors.

                                 USE OF PROCEEDS

We will not receive proceeds from the sale of shares of Common Stock under this prospectus, but we did receive consideration from certain of the selling stockholders at the time they purchased the shares in a private placement. We will use the net proceeds from the private placement to fund working capital, advertising and marketing expenses, research and new product development, personnel expenses and otherwise for general business purposes.

                            DESCRIPTION OF SECURITIES


Our authorized capital stock consists of 50,000,000 shares of common stock, par value $.001 per share and 5,000,000 shares of preferred stock, undesignated, $.001 par value per share. As of November 12, 2004, approximately 13,586,202 shares of common stock and 0 shares of preferred stock were issued and outstanding.


The following description of our capital stock does not purport to be complete and is subject to and qualified by our Certificate of Incorporation and By-laws, which are included as exhibits to this report, and by the provisions of applicable Delaware law.

COMMON STOCK

Subject to preferences that may be applicable to any rights of holders of outstanding stock having prior rights as to dividends, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors from time to time may determine. Holders of our common stock are entitled to one (1) vote for each share held on all matters submitted to a vote of the stockholders. Cumulative voting with respect to the election of directors is permitted by the Certificate of Incorporation. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to stockholders are distributable ratably among the holders of the common stock after payment of liquidation preferences, if any, on any outstanding stock having prior rights on such distributions and payment of other claims of creditors. Each share of common stock outstanding as of the date of this prospectus is validly issued, fully paid and nonassessable.

WARRANTS AND OPTIONS

In connection with the Share Exchange we issued Warrants to acquire 2,136,567 shares of Common Stock to the warrant holders of Iempower. These Warrants have a weighted average exercise price of $0.45 per share. Also, pursuant to the private placement conducted in connection with the Share Exchange, we issued Warrants to acquire 494,115 shares of our Common Stock to accredited investors such Warrants having an exercise price of $2.00 per share. In connection with the private placement we also issued Warrants to acquire 378,000 shares of our Common Stock to the placement agent and our financial advisor, such Warrants having a weighted average exercise price of $1.76 per share. Warrants to acquire 7,075 shares of Common Stock were acquired from us by new investors and Warrants to acquire 200,000 shares of Common Stock and Options to acquire 810,000 shares of Common Stock were issued to certain of our executive officers

                         PRICE RANGE OF OUR COMMON STOCK

Our Common Stock has been quoted on the OTC Bulletin Board under the symbol "MHOI.OB" since July 21, 2004. Prior to that time our Common Stock was not actively traded in the public market and was quoted on the OTC Bulletin Board under the symbol "PCFT.OB," representing Pacific Technology, Inc. The following table sets forth for the periods indicated the high and low bid price information for the Common Stock as reported on the OTC Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.


2002
                                                            HI              LOW
                                                            --              ---

         First Quarter.................................    n/a              n/a
         Second Quarter................................    n/a              n/a
         Third Quarter.................................    n/a              n/a
         Fourth Quarter................................    n/a              n/a
2003
                                                            HI              LOW
                                                            --              ---

         First Quarter.................................     n/a             n/a
         Second Quarter................................     n/a             n/a
         Third Quarter.................................     n/a             n/a
         Fourth Quarter (through December 31, 2003)....     n/a             n/a

2004
         First Quarter.................................     n/a             n/a
         Second Quarter................................     n/a             n/a
         Third Quarter.................................    $4.25          $3.60
         Fourth Quarter (through November 1, 2004)         $4.90          $3.89

As of August 31, 2003, there were approximately 45 holders of record of our Common Stock (several of which were nominees for other persons). As of November 12, 2004, after giving effect to the Share Exchange and the private placement transactions, there are currently approximately 70 holders of our Common Stock.


Trades of our Common Stock may be subject to Rule 15g-9 of the Securities and Exchange Commission, which rule imposes certain requirements on broker/dealers who sell securities subject to the rule to persons other than established customers and accredited investors. For transactions covered by the rule, brokers/dealers must make a special suitability determination for purchasers of the securities and receive the purchaser's written agreement to the transaction prior to sale. The Securities and Exchange Commission also has rules that regulate broker/dealer practices in connection with transactions in "penny stocks". Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in that security is provided by the exchange or system). The penny stock rules require a broker/ dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker/dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker/dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker/dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. These disclosure requirements would have the effect of reducing the level of trading activity in the secondary market for our Common Stock. As a result of these rules, investors may find it difficult to sell their shares.

DIVIDEND POLICY

It is our present policy not to pay cash dividends and to retain future earnings to support our growth. We do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2004 on an actual and pro forma basis after giving effect to sale of 37,500 shares of our Common Stock to new investors. You should read this table in conjunction with our financial statements and the accompanying notes to our financial statements, and "Management's Discussion and Analysis of Results of Operations and Financial Condition."



                                                          SEPTEMBER 30, 2004

                                                     ACTUAL         PRO FORMA AS
                                                   (UNAUDITED)         ADJUSTED
                                                                     (UNAUDITED)

Total long-term debt ...........................              0               0
Stockholders' equity:
      Common stock, $0.001 par value ...........         13,082         13,120
      Preferred stock, $0.001 par value ........              0               0
      Additional paid-in capital ...............     $3,919,855      $3,919,817
      Accumulated other comprehensive loss .....              0               0
      Accumulated deficit ......................    ($1,361,893)    ($1,361,893)
            Total stockholders' equity               $2,571,044      $2,571,044
                                                   ============    ============
            Total Capitalization ...............     $2,571,044      $2,571,044
                                                   ============    ============



   MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

OVERVIEW

Until July 8, 2004, our business involved the sale and distribution of optical storage devices such as compact disc recordable or CD-R and digital video disc recordable or DVD-R products and accessories. Our product offerings included CD-Rs, DVD-Rs, CD and DVD labeling systems, recording media and disc printers. We marketed and sold these products by means of a direct sales channel and by means of Internet based advertising.

On July 8, 2004 the Company acquired 100% of the outstanding capital stock of Iempower, Inc. a privately-held Delaware corporation doing business as MyRichUncle ("Iempower"), pursuant to a Share Exchange Agreement, dated as of April 13, 2004, with Iempower and its stockholders (the "Share Exchange Agreement"), in exchange for 6,863,433 shares of our common stock $0.001 par value per share, which we issued to the stockholders of Iempower, together with 2,136,567 common stock purchase warrants to the warrant holders of Iempower (each warrant is exercisable to purchase one share of common stock, and the warrants have a weighted average exercise price of $0.45 per share). The Share Exchange was accounted for as a reverse merger under the purchase method of accounting. In contemplation of the Share Exchange, on July 6, 2004, the Company changed its name to MRU Holdings, Inc. Concurrently, and in connection with the exchange of shares, we also sold 100% of the outstanding capital stock of our Nevada subsidiary, Pacific Technology, Inc., to four of our principal stockholders prior to the exchange of shares in exchange for 9,325,000 shares of our common stock, which we have retired. All of our business activities prior to July 8, 2004 were conducted through the Nevada subsidiary. Although the Company acquired Iempower as a result of the Share Exchange, the former stockholders of Iempower hold a majority of the voting interest in the Company. Additionally, the Share Exchange resulted in Iempower's management and Board of Directors assuming operational control of the Company.

As of July 8, 2004, the Company permanently discontinued the business of selling and distributing optical storage devices and adopted its current business plan directed primarily at providing students with funds for higher education using a proprietary approach of analyzing future income potential to profile and provide customized financial products to students. Through the use of a proprietary method of estimating the income potential of students, we are able to profile and provide customized financial products to students. We receive financing requests from students which we then refer to lenders. Additionally, we are in the process of becoming a loan originator and lender of federal loans that are student loans and are guaranteed by the federal government, as well as private loans.


On October 25, 2004, we entered into a commitment letter with Universal Finanz Holding AG ("Universal") under which Universal offered to provide up to $50 million of credit support to be used as collateral security for the obligations of our wholly-owned subsidiary, MRU Universal Guarantee Agency, Inc., as guarantor of student loans and lines of credit arranged by the Company or other financial institutions. Universal's commitment is conditioned upon the satisfaction of certain conditions as further described in the Company's Current Report on Form 8-K filed October 25, 2004 and the Exhibits thereto.

Our plan of operations are more fully described in the Company's definitive Information Statement on Schedule 14C filed with the Securities and Exchange Commission on June 15, 2004.

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004, COMPARED TO THE SAME PERIOD ENDING SEPTEMBER 30, 2003.

REVENUES. For the three months ended September 30, 2004, we generated no revenues.

OPERATING EXPENSES AND NET LOSS. For the three month period ended September 30, 2004, our total operating expenses were $717,014, compared to $9,428 for the three month period ended September 30, 2003. The majority of operating expenses for the third quarter consisted of legal and professional fees of $205,356 primarily attributable to legal fees incurred in connection with the Share Exchange, general and administrative expenses of $510,736, and $922 in depreciation. Therefore, our loss from operations for the three month period ended September 30, 2004 was $717,014. We also had $9,375 in interest expense, and interest income of $6,534 making our net loss before income taxes $719,795 compared to $9,428 for the same period ended September 30, 2003 which consisted primarily of legal and professional fees of $2,000 and general and administrative expenses of $7,428. Therefore, for the three month period ended September 30, 2003, we experienced a net loss from operations of $9,428.

LIQUIDITY AND CAPITAL RESOURCES. We had cash of $2,463,410 and accounts receivable of $0 as of September 30, 2004. Our total current assets were $2,565,410 as of the same date. We also had $17,561 in property and equipment, making our total assets $2,582,971. Our total current liabilities were $11,927 as of September 30, 2004. We had $2,552 in accounts payable and accrued expenses and $9,375 in accrued interest payable. For the same period ended September 30, 2003, we had cash of $3,308, accounts receivable of $0, and total current assets of $17,808. We also had $9,924 in property and equipment, making our total assets $27,732. We have no long-term commitments or contingencies.

Our Plan of Operation for the Next Twelve Months. We had cash of $2,463,410 as of September 30, 2004. In the near term we intend to use our cash on hand to support the ongoing operating and financing requirements of implementing our business plan. We believe that our current liquidity should be sufficient to meet our cash needs for working capital through the next 12 months. However, if cash generated from operations and cash on hand are not sufficient to satisfy our liquidity requirements, we will seek to obtain additional equity or debt financing. Additional funding may not be available when needed or on terms acceptable to us. If we are required to raise additional financing and if adequate funds are not available or not available on acceptable terms, the ability to continue to fund expansion, develop and enhance products and services, or otherwise respond to competitive pressures may be severely limited. Such a limitation could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Our long-term liquidity will depend on our ability to execute on our business plan and to commercialize our financial products and services. This business involves significant risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties are described in the Company's definitive Information Statement on Schedule 14C filed with the Securities and Exchange Commission on June 15, 2004, under the heading "Risk Factors."

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements.

CRITICAL ACCOUNTING POLICY AND ESTIMATES

Our Management's Discussion and Analysis of Financial Condition and Results of Operations section discusses our condensed consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to revenue recognition, accrued expenses, financing operations, and contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The most significant accounting estimates inherent in the preparation of our financial statements include estimates as to the appropriate carrying value of certain assets and liabilities which are not readily apparent from other sources. These accounting policies are described at relevant sections in this discussion and analysis and in the notes to the condensed consolidated financial statements.

                                    BUSINESS

OVERVIEW

PACIFIC TECHNOLOGY

We were incorporated in Delaware on March 2, 2000 as Dr. Protein.com, Inc. and originally were in the business of marketing and selling protein bars and drinks to athletes and other consumers. We have generated only minimal revenues from the sale of those products and have since abandoned that business.

On March 7, 2003, we changed our name to Pacific Technology, Inc. in connection with a share exchange agreement pursuant to which we acquired all of the outstanding capital stock of our subsidiary. In connection with the share exchange, we became a distributor and reseller of optical storage items such as compact disc recordable or CD-R and digital video disc recordable or DVD-R products and accessories and sold CD-R equipment and DVD-R products and services and other computer accessories and peripherals.

THE SHARE EXCHANGE

On July 8, 2004, we acquired 100% of the outstanding capital stock of Iempower, a privately-held Delaware corporation doing business as MyRichUncle, in exchange for 6,863,433 shares of our common stock, which we issued to the stockholders of Iempower, together with 2,136,567 common stock purchase warrants to the warrant holders of the Iempower (each warrant is exerciseable to purchase one share of common stock, and the warrants have a weighed average exercise price of $0.45 per share). Concurrently, and in connection with the Share Exchange, we also sold 100% of the outstanding capital stock of our Nevada subsidiary, Pacific Technology, Inc., to four of our principal stockholders prior to the Share Exchange in exchange for 9,325,000 shares of common stock, which we intend to retire.

In contemplation of the Share Exchange with the stockholders of Iempower, on July 6, 2004, we changed our name to MRU Holdings, Inc.

IEMPOWER

Founded in 1999, Iempower does business as MyRichUncle. We are a specialty finance company that provides students with funds for higher education or facilitates the same. Through the use of a proprietary method of estimating the income potential of students, we are able to profile and provide customized financial products to students. We receive financing requests from students which it then refers to lenders. We are in the process of becoming a loan originator and lender of federal loans that are student loans and are guaranteed by the federal government, as well as private loans.

INDUSTRY BACKGROUND

EXISTING CREDIT MARKETS

Credit providers rely primarily on credit risk scores to assess consumer credit and bankruptcy risk at all stages of the credit lifecycle including customer acquisition (prescreening and marketing), origination and underwriting, and customer management. Risk scores rank-order consumers according to the likelihood that their credit obligations will be paid as expected. A consumer's FICO(R) score is the numeric representation of his or her financial responsibility. The primary data points assessed include payment history, length of credit history, new credit, types of credit used, and amounts owed.

We believe this approach to credit scoring does not provide a full picture of an individual's financial condition. We believe this is especially true of young individuals who have, at best, a very brief credit history often with loan amounts too small to predict accurately long-term financial responsibility.

UNIQUE, PATENT-PENDING MODEL

Using the example of corporate credit markets, not only is a borrower's payment history taken into account, but an estimate of the borrower's income potential is also assessed to determine both credit worthiness and credit limits.

We take a similar approach to consumer credit by assessing not only an individual's credit score but his or her expected future income as well. We have developed a proprietary data system that analyzes a wider range of data in order to compute an individual's estimated future income. This innovation enables us to more intelligently profile consumers and provide them with customized financial products.

INDUSTRY OVERVIEW

Tremendous increases in the cost of higher education have created an estimated $193 billion annual market in education expenditures. Federal and state subsidization, primarily in the form of loans, provides approximately $97.6 billion in financing per year, leaving a computed gap of $95.5 billion. The gap is filled partially or entirely by family and student contributions or other means. The College Board estimates the private loan market was $6.89 billion market in 2003 and has grown from $1.1 billion in 1995.

Federal financing covers part of the overall cost with student loan limits of $18,500 for graduate and professional school students while the cost for a private graduate degree is approximately $40,000+ per annum. Students at private undergraduate institutions have limits of $2,650 to $5,500 per year but pay $30,000+ per year in tuition and education-related expenses.

An average student may graduate with anywhere between $1,500-$15,000 in credit card debt that may be at an APR as high as 18%.

HOW DOES FINANCIAL AID WORK?

The federal government determines what a family should contribute toward a student's education costs. This is called the Expected Family Contribution
(EFC). Financial aid administrators determine an applicant's need for federal student aid from the U.S. Department of Education and other non-federal sources of assistance by subtracting the EFC from the student's cost of attendance
(COA).

Families submit the Free Application for Federal Student Aid (FAFSA). The data provided is processed through the EFC formula and is used to determine the EFC and ultimately determine need for assistance from the following types of federal student financial assistance: Federal Pell Grants, subsidized William D. Ford Federal Direct Loans (made under the Direct Loan (DL) Program), subsidized Federal Family Education Loans, and assistance from the "campus-based" programs--Federal Supplemental Educational Opportunity Grants (FSEOG), Federal Perkins Loans, and Federal Work-Study (FWS). The methodology for determining the EFC is found in Part F of Title IV of the Higher Education Act of 1965, as amended (HEA).

Drawbacks of the Present Framework include:

      o At times, there is a mismatch between what the government expects families to be able to contribute and what families can actually afford or are willing to pay.

      o Historically, grant programs such as the Pell Grant used to be the foundation of college financial aid. Pell Grants are given to families with annual incomes below $20,000, while SEO Grants are reserved for even needier students. However, most students do not qualify for Pell Grants. The amount available increases as a student's income decreases and the cost of attendance increases. Nonetheless, the maximum amount available is $4,050. We estimate this covers approximately 29% of the average fixed costs (tuition and fees, room and board) at a four-year public college and approximately 14% at a private four-year college.

      o An increasing amount of the aid available is in the form of loans instead of grants. Loans now comprise 59% of aid compared to 41% in 1980. The loan growth rate has been over 125% over the past decade compared to approximately 55% growth in the grant market. Unsubsidized government financing now comprises 48% of the federal education loan volume. Federal subsidization can make public institutions more affordable, but it falls short with respect to meeting the cost of private institutions.

      o Parents may not wish to shoulder the burden of education. This preference makes certain federal financing options, specifically, the PLUS loan program less desirable. Borrowing through the PLUS program rose approximately 10% in the 2000-2001 school year. Since 1992-93, PLUS volume has increased by over 200%.

      o Students may be required to work under the Federal Work-study program. Students may also work excessive hours to cover costs.

      o Educational institutional aid from school endowments and alumni donors has increased over the past 10 years.

As a result of very specific eligibility requirements and/or limits on grants and loans, the amount of funds made available may be insufficient to cover the total cost. This results in what is sometimes called the "unmet need". At times, the sum of the EFC and total aid is less than the cost of attendance. This results in unmet need which is primarily financed through private loans or credit card debt.

THE MYRICHUNCLE PROCESS

We believe that education is generally not a simple consumption expenditure, but, rather, a capital investment which an individual makes in order to enhance his or her income potential. From our observations, we also believe that credit markets do not differentiate between students based on their income prospects.

We utilize not only traditional credit scoring but also proprietary income analytics to predict what a student will earn post-graduation. Using this unique model, we target students with high-income prospects and a lower perceived default risk and provides them with:

      o Private Student Loans - We generate requests for financing which we then refer to lenders. We intend to serve as a loan originator for large purchasers of private loans and apply its analytical model to profile students.

      o Loan guarantees - We plan to enable students with or without co-signors to have their loans guaranteed by our guaranty agency. Students pay a fee to us for this service.

      o Education Investments(TM) - We provide Education Investments to students primarily by way of private label programs. Under the terms of an Education Investment, a student receives funds for education in exchange for a fixed percentage (e.g. 1%-4%) of his or her gross income for a fixed period. For example, a student attending MIT, who received $10,000 in the form of an Education Investment, might pay 1.8% of his or her gross income for a period of ten years post-graduation.

With respect to federal loans, the company intends to serve initially as an originator for large purchasers of federal loans. Purchasers are interested in purchasing FFELP loans (Stafford), PLUS, consolidation loans and private loans. At this time we will focus on Stafford Loans and private loans. We follow the government's guidelines for originating and servicing Stafford Loans.

The gap in education funding for students provides us with a ready and growing volume of students seeking financing. We received approximately $80 million in financing requests for its Education Investment product thus far. We administer a private label Education Investment program with the Robertson Education Empowerment Foundation (REEF) and the University of California to invest $3 million in students. Similar programs are being established at other universities.

Mark Kantrowitz is an advisor to us. Mr. Kantrowitz, founder of finaid.org, a leading Internet site on financial aid, is a renowned spokesperson on matters of financial aid. Mr. Kantrowitz has directly or indirectly provided over 22 million students with advice on financial aid.

We believe that through our innovative approach to higher education financing and unique brand we can become one of the top companies within the education finance market--a market which is expected to undergo growth in the near future.

PRODUCT OFFERINGS

We recognize several preferences of families and students as well as overall inefficiencies in the offering of student loans. We aim to be a one-stop shop that provides traditional and merit-based financing for higher education financing needs. Our range of products will make it possible for qualified students to obtain federal loans, private loans and Education Investments(TM).

FEDERAL LOANS

The Federal education loan programs offer lower interest rates and more flexible repayment plans than most consumer loans, making them an attractive way to finance education. Students can also deduct up to $2,500 in student loan interest each year.

These loans are offered through two programs with different delivery systems: the William D. Ford Federal Direct Loan (Direct Loan) Program and the Federal Family Education Loan Program (FFELP). While the borrower's eligibility is the same under either program, the procedures are different because funds for Direct Loans are provided directly to the school by the federal government, while loan funds under FFELP are usually provided by a private lender and are guaranteed by a state guarantee agency and reinsured by the federal government.

The federal guaranty on the FFELP loans replaces the security (the collateral) usually required for long-term loans from banks and credit unions. Although guaranty agency procedures and policies must conform to the FFELP requirements, individual guaranty agencies may have additional procedures and policies. Several thousand financial institutions participate in the FFELP program. In addition, some schools have opted to become lenders in the FFELP program.

The following types of loans are available through both the Direct Loan and FFEL programs:

      o Subsidized Stafford Loans are awarded to students who demonstrate financial need. Because the U.S. Department of Education (the Department) subsidizes the interest, borrowers are not charged interest while they are enrolled in school at least half time and during grace and deferment periods.

      o Unsubsidized Stafford Loans are awarded to students regardless of financial need. Borrowers are responsible for paying the interest that accrues during any period. Independent students and students whose parents cannot get a PLUS Loan have higher unsubsidized loan limits.

      o PLUS Loans allow parents to borrow on behalf of their dependent undergraduate children who are enrolled at least half time. As with unsubsidized Stafford loans, borrowers are responsible for the interest that accrues on PLUS Loans throughout the life of the loan.

      o Consolidation Loans allow a borrower to combine one or more federal education loans into a single loan to facilitate repayment. Because the repayment period is longer, consolidation loans may be a way to reduce the borrower's monthly payments; however, the total interest repaid over the life of the loan is usually higher. The process of consolidating loans usually does not directly involve the school--the consolidating lender purchases qualifying student loans from other lenders.

The federal government allocated approximately $30 billion for Stafford loans in 2003. This year the government has allocated approximately $39 billion and it plans to spend $42.5 billion in 2005.

FFELP loans are presently offered by a large number of financial institutions. Sallie Mae, Nellie Mae, Citibank, Zions Bank, Bank One, JP Morgan Chase Bank, Educaid, PNC, Wells Fargo, AES, Bank of America, and Key Bank are a few of the many providers of FFELP loans.

Stafford Loans allow dependent undergraduates to borrow up to $2,625 their freshman year, $3,500 their sophomore year and $5,500 for each remaining year (independent students and students whose parents have been turned down for a PLUS loan can borrow an additional unsubsidized $4,000 the first two years and $5,000 the remaining years). Graduate students can borrow $18,500 per year, although only $8,500 of that is subsidized. There are also cumulative limits of $23,000 for an undergraduate education and a $65,500 combined limit for undergraduate and graduate. (For independent students and for students whose parents were denied a PLUS loan the cumulative limits are $46,000 and $138,500, respectively.)

FFELP STAFFORD LOANS

To keep with the aim of providing a one-stop shop for higher education finance, we plan to provide students with FFELP loans and plans to focus exclusively on Stafford loans. With respect to FFELP loans, we will be required to meet federal requirements for the eligibility of borrowers.

With respect to federal loans, the company plans to serve initially as an originator for large purchaser(s) of federal loans. To proceed, we must appoint a Trustee Lender. We have begun discussions with banks in that regard. We must have a government guarantor willing to guarantee the loans. We must execute an agreement with the guarantor and meet the guarantor's requirements and procedures. Thereafter, we will receive a Lender Identification Number (LID) from the Department of Education. As this is the first time we are receiving a LID, the request will be made through the guarantor. Once this process is complete, the DOE will issue a Lender Participation Questionnaire (LPQ) to us which we will be required to complete and submit. Once the LPQ is approved and the company has received confirmation of its approval, the company may commence lending.

At this time, the company intends to outsource both origination and servicing to companies with expertise in the origination and servicing of FFELP loans. These companies handle any borrower inquiries, electronic signatures, recordkeeping requirements, and procedures for the assignment, sale or transfer of loans. In addition, the companies perform all reporting functions including informing the guarantor, credit bureaus and the National Student Loan Data System (NSLDS). Loan origination and servicing is an established, efficient industry and we can choose from a wide range of providers. At this time, we are in discussions with Affiliated Computer Services (ACS), an independent, third-party originator and servicer of student loans.

We plan to generate revenue from the premiums paid by purchaser(s) of FFELP loans the company originates. Fees are computed based on the nature of the loan and purchaser(s) specific pricing grid.

WITH RESPECT TO FFELP LOANS, WHERE WE PLAN TO ACT AS A LOAN ORIGINATOR, BOTH ORIGINATION AND SERVICING MAY BE OUTSOURCED TO THIRD PARTIES.

PRIVATE LOANS

Private Loans, also known as Alternative Loans or Supplemental Loans, help bridge the gap between the actual cost of education and the limited amount the government allows students to borrow in its programs. Private loans are offered by private lenders and there are no federal forms to complete.

Private loans are used for many reasons: to fill the gap between a student's financial aid package and the actual cost of attendance, to help cover the expected family contribution (EFC) calculated under financial aid formulas, or to pay for additional expenses not normally covered by other forms of aid. In many cases, the EFC may be unaffordable as it does not factor in non-collateralized loans such as credit card debt. Parents may also prefer that students be responsible for the financing.

With the growing gaps between the amount students and families are willing or able to pay for college and actual college costs after governmental and institutional aid are considered--often referred to as "unmet financial need"--private loans are becoming increasingly important as a mechanism for financing postsecondary education. Some families turn to private loans when the federal loans do not provide enough money or when they need more flexible repayment options. For example, a parent might want to defer repayment until the student graduates, an option that is not available from the government parent loan program. (Many PLUS loan providers are starting to allow parents to defer payments on the PLUS loan while the student is in school.)

Estimates from various data sources suggest that total private loan volume is now approximately $6.89 billion per year and has been increasing rapidly since the mid-1990s. Put another way, the total volume of private loans has now surpassed the amounts awarded annually under the Federal Student Educational Opportunity Grant (FSEOG), Federal Work-Study, and the Federal Perkins Loan programs combined. Nevertheless, private loans still comprise only a small portion, about 10%, of total student loan volume. Overall, only 4% of undergraduate students, 3% of graduate students, and 16% of professional students (such as those in medicine, dentistry, and law) borrowed private loans during 1999-2000. In comparison, 28% of undergraduates, 23% of graduate students, and 74% of professional students borrowed federal student loans (NCES 1999-2000).

Chase, CitiBank, Key Bank, Wachovia, Bank of America, AccessGroup, Chela, and FirstMarblehead are a few of the key players providing different types of private loans depending on the student's level of study. The interest rates on private loans tend to be higher than on the loans offered by the Federal government.

Under Title IV, the federal government has created a provision that private loans which are guaranteed by a non-profit corporation are non-dischargeable in the event of bankruptcy. As a result, private lenders seek to have their loans guaranteed by a non-profit guarantee agency.

MYRICHUNCLE - PRIVATE LOANS

We originate financing requests from students whom the company subsequently refers to lender(s) in exchange for a fee. We refer students to lender(s) who meet the criteria defined by those lender(s).

We are also working with a large secondary market purchaser of student loans to structure an agreement wherein the purchaser will purchase alternative loans we originate on a weekly basis. At this time, the terms of the agreement have not been finalized. As the loans would be purchased on a weekly basis, we would require a small amount of capital which would be used to originate the loans which would then be resold to the purchaser. Once the loans have been purchased, capital will be returned to us in addition to the premium.

We plan to have the alternative loans guaranteed by a non-profit guarantee agency rendering the loans non-dischargeable in the event of bankruptcy.

MYRICHUNCLE MERIT LOANS

Presently, there is limited differentiation of borrowers beyond their credit scores. We will apply its unique analytical model to: (1) decide which students will be eligible for a private loan, and (2) customize fees and/or interest rates on the basis of the student's income potential. We aim to launch our Merit Loan this year.

LOAN GUARANTEES

With respect to private loans, in many cases students must have a co-signor on their private loan. A large number of students are unable to procure private student loans as they do not have co-signors. We plan to make available to students a product where our guaranty agency co-signs on their behalf enabling them to procure student loans. In exchange for the service, students will pay MyRichUncle's guaranty agency fees.

Guarantee funds would be provided by a financial institution in the form of a fund called the Co-sign Fund. The Co-sign Fund will be run by a management company which we plan to own. The guarantee funds will be held in reserve.

The market is presently comprised of students in a variety of circumstances with the common attribute that they lack a creditworthy co-signor. We can deploy our Loan Guarantee product so long as the lending institution is willing to accept the fund's co-signature on the loan.

MYRICHUNCLE - EDUCATION INVESTMENTS(TM)

A student, who receives an Education Investment(TM), receives capital for higher education. Post-graduation, the student simply pays a fixed percent of his or her gross income for a fixed period. After the period is over, the student no longer has to make any additional payments.

The value created by higher education generally compensates for the costs of attendance, since more educated and skilled individuals tend to command higher lifetime earnings. By offering students the opportunity to share a small fraction of the economic benefit of attaining an education with investors, we allow students to benefit from the rate of return on education. As the payments are a percentage of income students pay less when they have less. When they have more, they pay more. Our system may ease the burdens commonly associated with paying for college, graduate school, professional and vocational training, and continuing education.

We have created the Education Investment product. The product generates revenues primarily from fee income from the administration of Private Label Education Investment Programs.

CUSTOMERS

Our on-line origination platform offers students the opportunity to obtain the loan products and other services we intend to provide. Our website is the primary means by which students request funds. Students access the website and receive information about the products. Students download applications or apply directly online. Prior to submission of their application students testify under penalty of perjury that the information provided in the Student Financing Application is true and correct to the best of their knowledge and belief and is made in good faith. The student authorizes the institution for which he or she is applying for funds to certify his or her academic status for the purpose of confirming eligibility for funds. The student also authorizes us, or a servicing agent, to investigate creditworthiness and to furnish information concerning the application to consumer reporting agencies and other persons who may legally receive such information.

GEOGRAPHIC INFORMATION

All of our revenue is generated from transactions originating in the United States. All of our fixed assets are located in the United States, principally in New York, New York at our headquarters.

COMPETITION

ONLINE LOAN ORIGINATION

As previously stated, we operate an online loan origination platform. The primary competitive factors for our origination platform model are as follows:

      o Brand awareness: to be competitive as an origination platform, we must have the ability to attract consumer demand in high volumes. We will need to make significant investments to build and maintain a compelling brand that will compete against current lenders, such as JPMorgan Chase, Bank of America and Citibank;

      o Online relationships: access to consumers from other major portals or Internet sites is essential for developing market share;

      o     Ease of use and convenience for consumers and lenders; and

      o Our success depends upon capturing and maintaining a significant share of students who obtain loans through the Internet. In order to do this, we must grow brand awareness among customers. Many of our current competitors, however, have longer operating histories, larger customer bases, and significantly greater financial technical, and marketing resources than we do. In addition, participants in other areas of the financial services industry may enter the student loan marketplace.

We believe that our primary competition in online lending are traditional lending institutions developing their own on-line lending channels (a "Click and Mortar" approach). Established entities such as JPMorgan Chase, Pennsylvania Higher Education Administration and Citibank have entered the online lending business as a way to diversify their revenue streams, maintain growth and broaden their appeal to a wider base of consumers.

Additional competition comes from lending websites, including Citibank and Wells Fargo. These lenders originate the bulk of their loans via their Websites, and are considered "e-lenders". In addition, some online financial services companies, including the online brokerages and Internet banks, have extended consumer products to include online educational lending. These companies typically operate a consumer-branded website and attract consumers via online banner ads, key word placement on search engines, partnering with affiliates and business development deals with other Internet properties, including major portals. They may also attract consumers via off-line advertising.

CUSTOMER SERVICE

We employ a staff of customer service and technical support personnel who provide support to all users of our services. They provide support via email and telephone. The responsibilities of the customer service and technical support personnel include:

      o Responding to consumers' questions about the status of their credit request, how to use our Website, and other frequently asked questions.

      o Providing technical support to technical and systems questions 24 hours a day, seven days per week.

EMPLOYEES AND RECRUITMENT

As of November 10, 2004, we had nine (9) full time employees. We also have eight
(8) independent contractor relationships with two (2) part-time employees. None of our employees are represented under collective bargaining agreements. We consider our relations with our employees to be good.

GOVERNMENT REGULATIONS

Historically, all of our revenue was derived from our Education Investment product. We have done legal due diligence on the aspects we perceive to be pertinent to our Education Investment products, but since this is a novel product, applicability of various laws to it is uncertain and our legal analysis may be incomplete or may not be upheld. Our activities with respect to making Education Investments or managing private-label Education Investment programs have undergone some regulatory review in two states and are currently under regulatory review by the Department of Corporations of California. In addition we previously received similar inquiries from the Department of Commerce of the State of Minnesota.

We currently have no licenses or registrations in connection with conducting our business. We may be required to be licensed or registered. In some cases determining whether licensing or registration is necessary may require us to seek rulings from regulators in different states. We cannot assure you that we will be able to obtain or, once obtained, maintain our licenses or registrations in any states where we are required to be licensed or registered to operate our business. Our activities in states where necessary licenses or registrations are not available could be curtailed pending processing of an application, and we may be required to cease operating in states where we do not have valid licenses or registrations. This would reduce the size of the market for our products and services, which may have a material adverse effect on our business. In addition, we and other organizations with which we work are subject to licensing and extensive governmental regulations, including truth-in-lending laws and other consumer protection regulations. From time to time we have, and we may in the future, become responsible for compliance with these regulations under contractual arrangements with our clients.

PRIVACY POLICY

We believe that issues relating to privacy and use of personal information of Internet users are becoming increasingly important as the Internet and its commercial use grow. As a result, we have adopted a detailed privacy policy that outlines how we use consumer information and the extent to which Lenders and other third parties may have access to this information. This policy is prominently notes on our Website. We do not sell, license or rent any personally identifiable information about our consumers to any third party, and will use the information about its customers for internal purposes only.

Generally, the privacy provisions of the recently enacted Gramm-Leach-Bliley
Act:

      o Prohibit financial institutions from disclosing to unaffiliated third parties nonpublic personal information collected from consumers, subject to several exceptions;

      o Require financial institutions to develop and disclose consumer privacy policies;

      o Empower federal regulators with the authority to regulate information sharing and enforce the provisions of the law; and

      o     Allow states to pass stricter financial privacy laws.

Compliance with the Gramm-Leach-Bliley Act became mandatory on July 1, 2001. As a result, we amended our privacy policy and implemented new procedures to make privacy disclosures to consumers. In addition, we have worked with our Lenders to assist them in complying with their obligations, to the extent possible, through our Website.

INTELLECTUAL PROPERTY

We regard our intellectual property as important to our success. We rely on a combination of patent, trademark, copyright law, and trade secret protection to protect our proprietary rights. We have applied for a U.S. patent and filed a Patent Cooperation Treaty international patent application on our Educational Investment(TM) product and our online loan market process. We also pursue the protection of our intellectual property through trademark and copyright registrations. We have registered Educational Investment(TM) and MyRichUncle(TM) as trademarks in the United States. We consider the protection of our trademarks to be important for maintenance of our brand identity and reputation. We cannot assure you that any of these registrations or applications will not be successfully challenged by others or invalidated through administrative process or litigation. Further, if our trademark applications are not approved or granted due to the prior issuance of trademarks to third parties or for other reasons, there can be no assurance that we would be able to enter into arrangements with such third parties on commercially reasonable terms allowing us to continue to use such trademarks. It is possible that our patent applications will be denied or granted in a very limited manner such that they offer little or no basis for us to deter competitors from employing similar technology or processes or allow us to defend ourselves against third-party claims of patent infringement.

In addition, we seek to protect our proprietary rights through the use of confidentiality agreements and other contractual arrangements with our employees, affiliates, clients, licensees, and others. We cannot assure you that these agreements will provide adequate protection for our proprietary rights in the event of any unauthorized use or disclosure, that employees, our affiliates, clients, licensees, or others will maintain the confidentiality of such proprietary information, or that such proprietary information will not otherwise become known, or be independently developed, by competitors. Occasionally, we have been, and expect to continue to be, subject to claims in the ordinary course of our business, including claims alleging that we have violated a patent or infringed a copyright, trademark or other proprietary right belonging to a third party. We cannot assure you that the steps we have taken to protect our proprietary rights will be adequate or that third parties will not infringe or misappropriate our proprietary rights. Any infringement claims, even if not meritorious, Could result in the expenditure of significant financial and managerial resources on our part, which could materially adversely affect our business, results of operations, and financial condition.

MARKETING

We intend to leverage our brand identity in the higher education financing space. As a result of our unique name and offering, to date we have received approximately $80 million in financing requests having spent few marketing dollars to accomplish this. We generally receive natural demand for our products; many of our customers hear about the company through word of mouth.

We have taken a unique approach to marketing its products. Rather than rely exclusively on third-party channels to originate, we are also able to go directly to students. This approach has allowed us to originate substantial volumes from direct interaction with students and has built a substantial customer database of individuals seeking out financing for higher education.

Our website, www.MyRichUncle.com, is presently the primary means of conveying information about our products and interacting with students. In various sections of the site, students and the financial aid community among others can learn about products, read press pieces, and submit questions. Students can also apply online and receive customer services.

However, we have not ignored other channels by which to market our products to and interact with students, parents, financial aid administrators, universities, press, and key higher education related institutions. Part of this effort is to inform them what products are being offered, how they work, who is eligible, and what the terms and procedures are.

We focus on certain institutions and continue to nurture key relationships with individuals who opine credibly about available financing options, universities, independent researchers and institutions, as well as to work closely with people in the education finance industry. We plan to use viral marketing, on campus marketing via student representatives, third-party referrals and traditional advertising including taking out ads in the school newspaper.

SERVICING AND COLLECTIONS

At this time we are acting purely as a loan referrer and will not be responsible for the servicing of the loans we refer. The company may outsource servicing for loans it plans to originate.

LEGAL PROCEEDINGS

From time to time, the Company may be involved in litigation relating to claims arising out of its operations in the normal course of business. We currently are not a party to any legal proceedings, the adverse outcome of which, in management's opinion, individually or in the aggregate, would have a material adverse effect on our results of operations or financial position.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Following the completion of the Share Exchange, Rod Cabahug, Stanley McCrosky and Eric Becker then the sole members of our Board of Directors resigned, after appointing four directors who were directors of Iempower. On November 3, 2004 Edwin J. McGuinn, Jr. was confirmed as our Chief Executive Officer. Previously Mr. McGuinn was serving as our Interim CEO and Chairman of the Board of Directors. Mr. McGuinn remains our Chairman. On July 27, 2004, Edwin J. McGuinn, Jr. was appointed as our Chairman and Interim Chief Executive Officer effective as of July 8, 2004. Our current directors and officers are as follows.


NAME                                AGE            POSITION
----                                ---            --------
Edwin J. McGuinn, Jr.               53             Chairman of the Board, Chief Executive Officer

Raza Khan                           27             Director, President

Vishal Garg                         26             Director, Executive Vice President and Chief Financial
                                                   Officer

Max Khan                            39             Director

M. Paul Tompkins                    45             Director

Edwin J. McGuinn, Jr., Chairman and CEO - In addition to his duties at MRU, Mr. McGuinn is also the President of eLOT, Inc and its subsidiary interest eLottery.com (formerly known as Executone, Inc), a telephony services and e-commerce provider for the governmental lottery industry. Prior to joining eLOT, Mr. McGuinn was President and CEO of Automated Trading Systems, Inc. (LimiTrader.com), an institutional electronic trading system for new issue and secondary corporate bonds. From 1992 to 1997, Mr. McGuinn was Senior Managing Director and Head of the Equity Products for Rodman & Renshaw and Mabon Securities specializing in mid-cap research and corporate finance for consumer services, specialty finance, health care and technology companies. From 1981 to 1992, Mr. McGuinn was a managing director and member of Lehman Brothers Fixed Income Operating Committee. While at Lehman Brothers, Mr. McGuinn was responsible for developing Lehman's global presence in U.S. fixed income arbitrage and international fixed income trading, sales and research. During 1973 to 1981, Mr. McGuinn was a Senior Manager with Ernst & Young in the audit and management consulting divisions. Mr. McGuinn sits on the advisory board of a venture capital company, the board of directors of NeoVision, Inc., a decision management software company and several civic and charitable organizations. Mr. McGuinn received a Bachelor of Arts in Mathematics and Economics from Colgate University and a Master of Science in Accounting from New York University. He holds NASD Series 7, 8, and 24 licenses along with a CPA license from the State of New York.

Vishal Garg, CFO, and Director - Prior to MRU, Mr. Garg was a founder & managing partner at 1/0 Capital LLC and Schwendiman Technology Partners LLC - hedge funds focused on investments in emerging markets with approximately $125 million in combined firm assets. At Schwendiman, Mr. Garg managed a group of funds focused on emerging markets for large clients such as Bank Julius Baer, Credit Suisse Group, Republic National Bank / HSBC, Pictet & Cie., among others. In addition, he was the portfolio manager for a $15 million frontier markets managed account for Goldman, Sachs Commodities Corp. Prior to 1/0 and Schwendiman, Mr. Garg was with Morgan Stanley in the Latin America Investment Banking and M&A groups with a focus on telecom, technology and media companies. Prior to Morgan Stanley, he was with VZB Partners, as the Asia Pacific Portfolio Manager for the Strategos Fund, managing an investment portfolio of approximately $50 million, and co-managing a $10 million managed account for Rockefeller & Co. Mr. Garg graduated Beta Gamma Sigma with highest honors from the Stern School of Business at New York University.

Raza Khan, CEO, and Director - Prior to MRU, Mr. Khan co-founded Silk Road Interactive, a consulting company advising clients on business and financial strategy, brand development and marketing, and technology. Mr. Khan worked with clients such as Sony Music, the White House Historical Association, Computers4Sure, Blades Board Skate, and RMH, a subsidiary of Advanta, among others. Mr. Khan has collaborated on the development of various innovations in the financial services sector including the development of human capital based investment instruments for which he has been cited in numerous articles and news segments including the Financial Times and CNN. He has lectured at the CATO Institute and the Harvard Business Club regarding investing in human capital. Mr. Khan also attended New York University.

Max Khan, Director - Mr. Khan began his career as a financial consultant in New York. Mr. Khan founded Alliance Global Finance Inc. in 1992 with focus on corporate finance and investment banking. Mr. Khan has assisted in raising in excess of $100 million over the last 10 years for U.S. companies from European institutional investors. Mr. Khan is also the co-founder of NewTrad Investors Inc., a hedge fund advisory firm specializing in advising Japanese institutions in their diversification into alternative assets. Mr. Khan has a Bachelors Degree in Accounting and Economics from City University of New York and an MBA from Pace University (New York).

M. Paul Tompkins, Director - Mr. Tompkins is the president of Tompkins Insurance Services Ltd. of Toronto, Canada, an insurance broker and advisor for life insurance and related services in estate planning and for pension and other benefit programs. He has served in this capacity since 1990.


BOARD OF DIRECTORS

Our Board of Directors currently consists of five members. Our Board of Directors is elected annually, and each director holds office until the next annual meeting of shareholders, his death, resignation, removal, or until his successor has been elected. Our Board of Directors elects our Chairman, President and Chief Financial Officer to serve until their successors are elected, unless they are removed.

Max Khan and Raza Khan are brothers. No other directors are related to each other (at a relationship of first cousin or closer).

BOARD COMMITTEES

Our Board of Directors currently has no committees. Due to the development stage of the Company the Board of Directors has not implemented an audit committee.

COMPENSATION OF DIRECTORS. We reimburse the non-employee directors for their reasonable out-of-pocket expenses related to attending meetings of the Board of Directors. Management directors do not receive any compensation for their services as directors other than the compensation they receive as our officers.

SECURITY OWNERSHIP AND CERTAIN BENEFICIAL OWNERS

The following table sets forth information regarding the beneficial ownership of our common stock as of November 5, 2004, except as noted in the footnotes below, by:

      o each person whom we know to be the beneficial owner of 5% or more of our outstanding common stock;

      o     each of our executive officers;

      o     each of our directors; and

      o     all of our executive officers and directors as a group.




------------------------------------------ ------------------------------- --------------------------------------
           NAME AND ADDRESS OF             NUMBER OF SHARES BENEFICIALLY
            BENEFICIAL OWNER                          OWNED(1)               PERCENTAGE BENEFICIALLY OWNED(1)
------------------------------------------ ------------------------------- --------------------------------------
Raza Khan(2)                                        3,440,569                             25.32%
------------------------------------------ ------------------------------- --------------------------------------
Vishal Garg(3)                                      3,286,238                             24.18
------------------------------------------ ------------------------------- --------------------------------------
Edwin J. McGuinn, Jr.(4)                              145,670                              1.07
------------------------------------------ ------------------------------- --------------------------------------
M. Paul Tompkins(5)                                    59,434                                *
------------------------------------------ ------------------------------- --------------------------------------
Max Khan(6)                                           460,060                              3.38%
------------------------------------------ ------------------------------- --------------------------------------
All directors and named executive                   7,391,971                             54.77
officers as a group
------------------------------------------ ------------------------------- --------------------------------------


The address of each named beneficial owner is c/o MRU Holdings, Inc., 600 Lexington Avenue, New York, New York, 10022.

* Less than 1.0%


(1) Beneficial ownership is calculated based on 13,568,202 shares of our common stock outstanding as of November 12, 2004. Beneficial ownership is determined in accordance with Rule 13d-3 of the Securities and Exchange Commission. The number of shares beneficially owned by a person includes shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of November 12, 2004. The shares issuable pursuant to those options or warrants are deemed outstanding for computing the percentage ownership of the person holding these options and warrants but are not deemed outstanding for the purposes of computing the percentage ownership of any other person. The persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder's name, subject to community property laws, where applicable.

(2) Includes 958,006 shares of common stock subject to warrants and options exercisable within 60 days of November 12, 2004.

(3) Includes 965,586 shares of common stock subject to warrants and options exercisable within 60 days of November 12, 2004.

(4) Includes 98,795 shares of common stock subject to warrants exercisable within 60 days of November 12, 2004.

(5) Includes 9,434 shares of common stock subject to warrants exercisable within 60 days of November 12, 2004.

(6) Includes 460,060 shares of common stock owned of record by Alliance Global Finance, Inc. Mr. Max Khan, a director and officer of Alliance Global Finance, Inc., may be deemed the beneficial owner of these shares. Mr. Khan disclaims beneficial ownership of these shares held by Alliance Global Finance, Inc., except to the extent of his pecuniary interest therein. Does not include 539,674 shares owned by Indus Consulting, a company controlled by Mr. Khan's wife as to which Mr. Khan disclaims beneficial ownership.


                             EXECUTIVE COMPENSATION

The following table summarizes the annual compensation paid to the Company's named executive officers for the two years ended December 31, 2003 and 2002:

----------------------------------- ------------- -------------------------- ----------------------------------------
        NAME AND POSITION               YEAR         ANNUAL COMPENSATION         LONG-TERM COMPENSATION AWARDS -
                                                                                      SECURITIES UNDERLYING
                                                           SALARY                        STOCK OPTIONS
----------------------------------- ------------- -------------------------- ------------------------------------
Raza Khan                               2003                 0                                    0
----------------------------------- ------------- ---------------------------- ----------------------------------
President, Director                     2002                 0                                    0
----------------------------------- ------------- ---------------------------- ----------------------------------
Vishal Garg                             2003                 0                                    0
----------------------------------- ------------- ---------------------------- ----------------------------------
Executive Vice President, Chief
Financial Officer, Director             2002                 0                                    0
----------------------------------- ------------- -------------------------- ------------------------------------

EMPLOYMENT AGREEMENTS

We have entered into an executive employment agreement with our Chairman and CEO, Edwin J. McGuinn, Jr.. The employment agreement provides for an initial annual base salary of $200,000. The agreement provides for a minimum annual increase in base salary of 10% and additional increases at the discretion of the Board of Directors. The employment agreement also provides for a minimum annual performance-based bonus of $50,000 and bonuses in excess thereof at the discretion of the Board of Directors. Under the agreement, Mr. McGuinn will also receive options to purchase up to 410,000 shares of our common stock made available under our 2004 Omnibus Incentive Plan (the "Plan"), which vest quarterly and become fully exercisable on November 1, 2005. Subsequent grants of stock options shall vest and be exercisable pursuant to the terms and conditions of the Plan. The exercise price of the 410,000 options will be $1.60 per share and the exercise price of any future option will be the fair market value of our common stock on the date such options are granted. Under the agreement, the Company is required to grant Mr. McGuinn 250,000 options at an exercise price of $3.00 per share, 25% of which vest and become exercisable on the grant date and an additional 12.5% vesting and becoming exercisable on the first day of each quarter thereafter, if the Company increases the number of shares of Common Stock available under the Plan.

Mr. McGuinn's employment agreement expires on November 11, 2007, subject to extension or earlier termination. The agreement provides that if Mr. McGuinn is terminated by us without cause or if he terminates his employment agreement for good reason, he will be entitled to his base salary, guaranteed bonus and all health and benefits coverage until the expiration date of his employment agreement, plus one year of severance pay. At the election of Mr. McGuinn, in the event of such termination, his base salary and guaranteed bonus is payable by the Company within 45 days after his last day of employment. Additionally, all stock options granted to him will immediately vest.

Under the agreement, good reason includes any of the following occurring without the consent of Mr. McGuinn: an adverse change resulting in a diminution in his duties and responsibilities; an adverse change in his title; a change in control of the Company, or a significant relocation of the Company's office. His employment agreement prohibits Mr. McGuinn from competing with us, or soliciting our customers or employees, in the United States for a period of two years from the date of their termination of employment.

We have also entered into executive employment agreements with Vishal Garg and Raza Khan. Each employment agreement provides for an initial annual base salary of $150,000. The agreements provide for a minimum annual increase in base salary of 10% and additional increases at the discretion of the Board of Directors. Each employment agreement also provides for a minimum annual performance-based bonus of $50,000 and bonuses in excess thereof at the discretion of the Board of Directors. Under the agreements, each executive will also receive options to purchase up to 20% of the shares of our common stock made available under the Plan, 50% of which will vest immediately and the remaining 50% will vest on the first anniversary of the grant date. Subsequent grants of stock options shall vest and be exercisable pursuant to the terms and conditions of the Plan. Additionally, during each calendar quarter during the term of the agreement, each executive will receive options to purchase an additional 5% of the shares of our common stock made available under the Plan. The exercise price of all options will be the fair market value of our common stock on the date such options are granted.

Each employment agreement expires on April 1, 2009, subject to extension or earlier termination. Each employment agreement provides that if Messrs. Garg and Khan are terminated by us without cause or if they terminate their employment agreements for good reason, they will be entitled to their base salary, guaranteed bonus and all health and benefits coverage until the expiration date of their employment agreements, plus one year of severance pay. At the election of the executive in the event of such termination, the executives base salary and guaranteed bonus is payable by the Company within 45 days after his last day of employment. Additionally, all stock options granted to them will immediately vest.

Under the agreements, good reason includes any of the following occurring without the consent of the executive: an adverse change resulting in a diminution in the executive's duties and responsibilities; an adverse change in the executive's title; or a change in control of the Company. Each employment agreement prohibits Messrs. Garg and Khan from competing with us, or soliciting our customers or employees, in the United States for a period of one year from the date of their termination of employment.

2004 OMNIBUS INCENTIVE PLAN

We adopted our 2004 Omnibus Incentive Plan on July 8, 2004. The Plan gives the Board of Directors the ability to provide incentives through grants or awards of stock options, restricted stock awards, restricted stock units, performance grants, stock awards, and stock appreciation rights to our present and future employees and our subsidiaries. Outside directors, consultants and other service providers are eligible to receive incentive awards under the plan.

Our Board reserved, and our shareholders approved, a total of 1,500,000 shares of Common Stock for issuance under the Plan. If an incentive award expires or terminates unexercised or is forfeited, or if any shares are surrendered to us in connection with an incentive award, the shares subject to such award and the surrendered shares will become available for further awards under the Plan.

STOCK OPTIONS

The Plan authorizes the grant of incentive stock options and nonqualified stock options. Options granted under the Plan entitle the grantee, upon exercise, to purchase a specified number of shares from us at a specified exercise price per share. The Board determines the period of time during which an option may be exercised, as well as any vesting schedule, except that no option may be exercised more than 10 years after the date of grant. The exercise price for shares of Common Stock covered by an option cannot be less than the fair market value of the Common Stock on the date of grant unless we agree otherwise at the time of the grant.

RESTRICTED STOCK AWARDS

The Plan also authorizes the grant of restricted stock awards on terms and conditions established by the Board, which may include performance conditions. The terms and conditions will include the designation of a restriction period during which the shares are not transferable and are subject to forfeiture. In general, the minimum restriction period applicable to any award of restricted stock that is not subject to the achievement of one or more performance standards is three years from the date of grant. The minimum restriction period for any award of restricted stock that is subject to one or more performance standards is one year from the date of grant, except that restriction periods of shorter duration may be approved for awards of restricted stock or restricted stock units combined with respect to up to 600,000 shares reserved for issuance under the Plan.

RESTRICTED STOCK UNITS

Restricted stock units may be granted on the terms and conditions established by the Board, including conditioning the lapse of restrictions on the achievement of one or more performance goals. In the case of restricted stock units, no shares are issued at the time of grant. Rather, upon lapse of restrictions, a restricted stock unit entitles a participant to receive shares of Common Stock or a cash amount equal to the fair market value of a share of Common Stock on the date the restrictions lapse.

PERFORMANCE GRANTS

The Board may grant to any participant performance grants that are intended to comply with Section 162(m) of the Code. Each performance grant will contain performance goals for the award, including the performance criteria, the target and maximum amounts payable, and other terms and conditions.

The Board will make all determinations regarding the achievement of performance goals. Actual payments to a participant under a performance grant will be calculated by applying the achievement of performance criteria to the performance goal. Performance grants will be payable in cash, shares of Common Stock or a combination of cash and shares of Common Stock. The Board may reduce or eliminate, but not increase the payments except as provided in the performance grant.

STOCK AWARDS

The Plan authorizes the making of stock awards. The Board will establish the number of shares of Common Stock to be awarded and the terms applicable to each award, including performance restrictions. No more than 600,000 shares of Common Stock, reduced by restricted stock and restricted stock unit awards, may be granted under the Plan without performance restrictions.

STOCK APPRECIATION RIGHTS

The Board may grant Stock Appreciation Rights (SARs) under the Plan. Subject to the terms of the award, SARs entitle the participant to receive a distribution in an amount not to exceed the number of shares of Common Stock subject to the portion of the SAR exercised multiplied by the difference between the market price of a share of Common Stock on the date of exercise of the SAR and the market price of a share of Common Stock on the date of grant of the SAR. Such distributions are payable in cash or shares of Common Stock, or a combination thereof, as determined by the Board.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On March 28, 2003, the Company issued for cash, a convertible note payable in the amount of $110,000 to a related party. Pursuant to the terms of the agreement, the note accrued interest at the rate of 8% per annum and was due and payable, together with interest, on May 26, 2004. The note contained a conversion feature allowing the related party, with proper notice, to convert the note into 5,500,000 shares of the Company's Common Stock at $0.02 per share. In connection with the Share Exchange this Note was forgiven and is no longer outstanding.

                              SELLING STOCKHOLDERS

The selling stockholders may, from time to time on a continuous and delayed basis pursuant to Rule 415, offer and sell, pursuant to this prospectus, any or all of the 6,863,433 shares of Common Stock and Warrants to acquire 2,136,567 shares of Common Stock issued in connection with the Share Exchange; 2,618,750 shares of Common Stock, together with Warrants to acquire 494,115 shares of Common Stock which were acquired from us pursuant to a private placement transaction in connection with the Share Exchange; Warrants to acquire 378,000 shares of our Common Stock issued in connection with the private placement to the placement agent and our financial advisor; 37,500 shares of Common Stock, together with Warrants to acquire 7,075 shares of Common Stock, which were acquired from us by new investors; 466,519 shares of Common Stock issued to former stock holders of Iempower pursuant to a post-closing adjustment provided for in the share exchange agreement executed in connection with the Share Exchange; and Warrants to acquire 200,000 shares of Common Stock and Options to acquire 810,000 shares of Common Stock which were issued to certain of our executive officers.

The table below sets forth the name of the selling stockholder and the number of shares of common stock that each selling stockholder may offer pursuant to this prospectus. Unless set forth below, to our knowledge, none of the selling stockholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates.

The selling stockholders may from time to time offer and sell any or all of the shares under this prospectus. Because the selling stockholders may offer all or some of the common stock offered pursuant to this prospectus, we cannot estimate how may shares of common stock that the selling stockholders will hold upon consummation of any such sales.

Our executive officers and directors, Messrs. Edwin J. McGuinn, Jr., Raza Khan, Vishal Garg, M. Paul Tompkins and Max Khan, are each subject to a lock-up agreement executed in connection with the Share Exchange that prevents any sale or other transfer by such individual of Common Stock beneficially owned by them until July 8, 2005.


--------------------------------------- ----------------------------- --------------------- ---------------------------

                                            SHARES BENEFICIALLY         NUMBER OF SHARES       SHARES BENEFICIALLY
         NAME AND ADDRESS OF            OWNED BEFORE THE OFFERING(1)     BEING OFFERED             OWNED AFTER
           BENEFICIAL OWNER                                                NUMBER                THE OFFERING (48)
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
                                           NUMBER         PERCENT                              NUMBER       PERCENT
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
Raza Khan(2)                              3,540,569       26.13%          3,540,569           3,540,569      26.13%
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
Vishal Garg(3)                            3,386,238       24.92           3,386,238           3,386,238      24.92
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
Edwin J. McGuinn, Jr.(4)                   555,670         4.08             555,670             555,570       4.08
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
M. Paul Tompkins(5)                        59,434            *               59,434              59,434         *
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
Jackson Steinem, Inc.(6)                   74,293            *               74,293
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
University Finance, Inc.(7)                118,868           *              118,868
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
William and Kimberly Woodworth(8)          17,831            *               17,831
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
William C. Ward(9)                         74,293            *               74,293
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
Kyso Investments(10)                       59,434            *               59,434
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
Sean Fitzpatrick(11)                       48,736            *               48,736
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
Ellis International Ltd. Inc.(12)          55,720            *               55,720
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
Erick Richardson(13)                       37,147            *               37,147
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
George Karfunkel(14)                       222,878         1.64             222,878
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
Capital Growth Trust(15)                   148,585         1.09             148,585
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
Trinad Capital LP(16)                      37,147            *               37,147
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
Jacob Engel(17)                            29,717            *               29,717
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
Kenneth Rickel(18)                         148,585         1.09             148,585
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
Alpha Capital AG(19)                       148,585         1.09             148,585
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
L.R.R. Family Partners Ltd.(20)            89,151            *               89,151
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
Vitel Ventures Corporation(21)             654,357         4.81             654,357
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
Aton Select Fund Ltd.(22)                  240,423         1.77             240,423
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
Matthew Markin(23)                         118,868           *              118,868
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
Nadine Smith and John D. Long, Jr.(24)     130,755           *              130,755
--------------------------------------- -------------- -------------- --------------------- ------------- -------------

                                            SHARES BENEFICIALLY         NUMBER OF SHARES       SHARES BENEFICIALLY
         NAME AND ADDRESS OF            OWNED BEFORE THE OFFERING(1)     BEING OFFERED             OWNED AFTER
           BENEFICIAL OWNER                                                NUMBER                THE OFFERING (48)
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
                                           NUMBER         PERCENT                              NUMBER       PERCENT
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
David Tanen(25)                            18,574            *               18,574
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
Joshua A. Kazam(26)                        18,574            *               18,574
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
Peter M. Kash(27)                          18,574            *               18,574
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
Stephen C. Rocamboli(28)                    3,715            *               3,715
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
Gibralt Capital Corp.(29)                  297,170         2.18             297,170
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
Shai and Michelle Stern(30)                185,732         1.36             185,732
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
Schwendiman International IT Master        215,897         1.58             215,897
Fund Ltd.
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
Schwendiman Global Frontier Markets        134,918           *              134,918
Master Fund LP
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
Schwendiman Global Frontier Markets        80,933            *               80,933
Fund, LLC
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
Robert A. Farmer                           53,986            *               53,986
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
Indus Consulting                           539,674         3.97             539,674
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
Todd Schwendiman(31)                       166,964         1.22             166,964
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
Aalok N. Jain                              53,986            *               53,986
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
Global Business Inc.                       556,538         4.09             556,538
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
Alliance Global Finance Inc.               460,060         3.38             460,060
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
Mark Kantrowitz                            18,537            *               18,537
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
Wahid Chammas                              5,380             *                5,380
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
Christopher K. Norton                      26,993            *               26,993
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
Stan M. Davis                              26,993            *               26,993
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
Raaj K. Sah                                26,993            *               26,993
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
Ramesh Arora                               46,478            *               46,478
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
Lisa S. Sahney TR DTD 3/5/98               53,986            *               53,986
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
Michael Greenberg                          13,473            *               13,473
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
Jordan Orlins(32)                          118,755           *              118,755
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
James Seymour(33)                          12,633            *               12,633
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
Neeraj Karhade(34)                         10,107            *               10,107
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
Michael Robertson(35)                      303,203         2.31             303,203
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
Miriti Murungi(36)                         25,267            *               25,267
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
Michael Hervitz(37)                        25,267            *               25,267
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
Warren Spar(38)                            22,740            *               22,740
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
Brean Murray & Co., Inc.(39)               242,000           *              242,000
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
Eva Michalik Phansalkar(40)                  4,600           *                4,600
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
Manuj Shah (41)                             12,100           *               12,100
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
Neil Shroff (42)                            12,100           *               12,100
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
Noelle Phansalkar Michalik (43)              7,000           *                7,000
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
Rohhan Phansalkar (44)                       7,000           *                7,000
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
Rohit Phansalkar (45)                      112,800           *              112,800
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
Jack Burns (46)                             37,143           *               37,143
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
John Ray (47)                                7,429           *                7,429
--------------------------------------- -------------- -------------- --------------------- ------------- -------------
Franz Jurkowitsch                           21,200           *               21,200
--------------------------------------- -------------- -------------- --------------------- ------------- -------------

The address of each selling stockholder is c/o MRM Holdings, Inc., 600 Lexington Avenue, New York, New York, 10022.

* Less than 1.0%


(1) Beneficial ownership is calculated based on 13,586,202 shares of our common stock outstanding as of November 12, 2004. Beneficial ownership is determined in accordance with Rule 13d-3 of the Securities and Exchange Commission. The number of shares beneficially owned by a person includes shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of November 12, 2004. The shares issuable pursuant to those options or warrants are deemed outstanding for computing the percentage ownership of the person holding these options and warrants but are not deemed outstanding for the purposes of computing the percentage ownership of any other person. The persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder's name, subject to community property laws, where applicable.


(2) Includes 958,006 shares of common stock subject to warrants and options exercisable within 60 days of November 12, 2004 and 100,000 shares of common stock subject to options exercisable on July 8, 2005. Mr. Khan is our President and Director.

(3) Includes 965,586 shares of common stock subject to warrants exercisable within 60 days of November 12, 2004 and 100,000 shares of common stock subject to options exercisable on July 8, 2005. Mr. Garg is our Executive Vice President, Chief Financial Officer and Director.

(4) Includes 98,795 shares of common stock subject to warrants and options exercisable within 60 days of November 12, 2004 and 410,000 shares of common stock subject to options exercisable on November 1, 2005. Mr. McGuinn is our Chief Executive Officer and Chairman of the Board.


(5) Includes 9,434 shares of common stock subject to warrants exercisable within 60 days of November 12, 2004. Mr. Tompkins is a Director of the Company.

(6) Includes 11,793 shares of common stock subject to warrants exercisable within 60 days of November 12, 2004.

(7) Includes 18,868 shares of common stock subject to warrants exercisable within 60 days of November 12, 2004.

(8) Includes 2,831 shares of common stock subject to warrants exercisable within 60 days of November 12, 2004.

(9) Includes 11,793 shares of common stock subject to warrants exercisable within 60 days of November 12, 2004.

(10) Includes 9,434 shares of common stock subject to warrants exercisable within 60 days of November 12, 2004.

(11) Includes 7,736 shares of common stock subject to warrants exercisable within 60 days of November 12, 2004.

(12) Includes 8,845 shares of common stock subject to warrants exercisable within 60 days of November 12, 2004.

(13) Includes 5,897 shares of common stock subject to warrants exercisable within 60 days of November 12, 2004.

(14) Includes 35,378 shares of common stock subject to warrants exercisable within 60 days of November 12, 2004.

(15) Includes 23,585 shares of common stock subject to warrants exercisable within 60 days of November 12, 2004.

(16) Includes 5,897 shares of common stock subject to warrants exercisable within 60 days of November 12, 2004.

(17) Includes 4,717 shares of common stock subject to warrants exercisable within 60 days of November 12, 2004.

(18) Includes 23,585 shares of common stock subject to warrants exercisable within 60 days of November 12, 2004.

(19) Includes 23,585 shares of common stock subject to warrants exercisable within 60 days of November 12, 2004.

(20) Includes 14,151 shares of common stock subject to warrants exercisable within 60 days of November 12, 2004.

(21) Includes 103,866 shares of common stock subject to warrants exercisable within 60 days of November 12, 2004.

(22) Includes 38,163 shares of common stock subject to warrants exercisable within 60 days of November 12, 2004.

(23) Includes 18,868 shares of common stock subject to warrants exercisable within 60 days of November 12, 2004.

(24) Includes 20,755 shares of common stock subject to warrants exercisable within 60 days of November 12, 2004.

(25) Includes 2,949 shares of common stock subject to warrants exercisable within 60 days of November 12, 2004.

(26) Includes 2,949 shares of common stock subject to warrants exercisable within 60 days of November 12, 2004.

(27) Includes 2,949 shares of common stock subject to warrants exercisable within 60 days of November 12, 2004.

(28) Includes 590 shares of common stock subject to warrants exercisable within 60 days of November 12, 2004.

(29) Includes 47,170 shares of common stock subject to warrants exercisable within 60 days of November 12, 2004.

(30) Includes 29,482 shares of common stock subject to warrants exercisable within 60 days of November 12, 2004.

(31) Includes 5,053 shares of common stock subject to warrants exercisable within 60 days of November 12, 2004.

(32) Includes 118,755 shares of common stock subject to warrants exercisable within 60 days of November 12, 2004.

(33) Includes 12,633 shares of common stock subject to warrants exercisable within 60 days of November 12, 2004.

(34) Includes 10,107 shares of common stock subject to warrants exercisable within 60 days of November 12, 2004.

(35) Includes 303,203 shares of common stock subject to warrants exercisable within 60 days of November 12, 2004.

(36) Includes 25,267 shares of common stock subject to warrants exercisable within 60 days of November 12, 2004.

(37) Includes 25,267 shares of common stock subject to warrants exercisable within 60 days of November 12, 2004.

(38) Includes 22,740 shares of common stock subject to warrants exercisable within 60 days of November 12, 2004.

(39) Includes 242,000 shares of common stock subject to warrants exercisable within 60 days of November 12, 2004.

(40) Includes 2,000 shares of common stock subject to warrants exercisable within 60 days of November 12, 2004.

(41) Includes 12,100 shares of common stock subject to warrants exercisable within 60 days of November 12, 2004.

(42) Includes 12,100 shares of common stock subject to warrants exercisable within 60 days of November 12, 2004.

(43) Includes 2,000 shares of common stock subject to warrants exercisable within 60 days of November 12, 2004.

(44) Includes 2,000 shares of common stock subject to warrants exercisable within 60 days of November 12, 2004.

(45) Includes 95,800 shares of common stock subject to warrants exercisable within 60 days of November 12, 2004.

(46) Includes 5,896 shares of common stock subject to warrants exercisable within 60 days of November 12, 2004.

(47) Includes 1,179 shares of common stock subject to warrants exercisable within 60 days of November 12, 2004.


(48) Assumes the Sale by the Selling Shareholders of all their shares registered hereunder.

                              PLAN OF DISTRIBUTION

We are registering the Common Stock covered by this prospectus on behalf of the selling stockholders. As used herein, "selling stockholders" include donees and pledgees selling shares received from a named selling stockholder after the date of this prospectus. We will bear all costs, expenses and fees in connection with the registration of the common stock offered hereby. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares of common stock will be borne by the selling shareholders.

Each of the selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. Each of the selling stockholders may use any one or more of the following methods when selling shares:

      o ordinary brokerage transactions and transactions in which the broker dealer solicits purchasers;

      o block trades in which the broker dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

      o purchases by a broker dealer as principal and resale by the broker dealer for its account;

      o an exchange distribution in accordance with the rules of the applicable exchange;

      o     privately negotiated transactions;

      o     settlement of short sales created after the date of this prospectus;

      o broker dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

      o     a combination of any such methods of sale; and

      o     any other method permitted pursuant to applicable law.

Each of the selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. Broker dealers engaged by the selling stockholders may arrange for other brokers dealers to participate in sales. Broker dealers may receive commissions or discounts from the selling stockholders (or, if any broker dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

Each of the selling stockholder may from time to time pledge or grant a security interest in some or all of the shares or common stock or warrants owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that none of them have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

                           DELAWARE ANTI-TAKEOVER LAW

We and our stockholders are subject to Section 203 of the General Corporation Law of the State of Delaware, an anti-takeover law. In general, the law prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in the prescribed manner. A "business combination" includes merger, asset sale and other transaction resulting in a financing benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

                                  LEGAL MATTERS

The validity of the common stock being offered hereby will be passed upon by McGuireWoods, LLP.

                                     EXPERTS


The consolidated financial statements for the year ended December 31, 2003, appearing in this prospectus which is part of a Registration Statement have been reviewed and audited by Bagell, Josephs & Company, L.L.C., and are included in reliance upon such reports given upon the authority of Bagell, Josephs & Company, L.L.C, as experts in accounting and auditing.


                       WHERE YOU CAN FIND MORE INFORMATION


We have filed with the Securities and Exchange Commission a registration statement on Form SB-2 under the Securities Act of 1933, as amended, with respect to the Common Stock, Warrants and Options and the shares of Common Stock underlying the Warrants and Options to be offered hereby. As used herein, the term "registration statement" means the initial registration statement and any and all amendments thereto. This prospectus, which is a part of the registration statement, contains all material information about the contents of any agreement or other document filed as an exhibit to the registration statement. For further information with respect to us and our Common Stock, Warrants and Options, reference is made to the registration statement, including the exhibits and schedules thereto. Statements contained in this prospectus concerning the contents of any contract or any other document contain all material information regarding that contract or other document but are not necessarily the full text of that contract or document, and reference is made to such contract or other document filed with the SEC as an exhibit to the registration statement.

A copy of the registration statement, including the exhibits thereto, may be inspected without charge at the Public Reference section of the commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices of the SEC: Northeast Regional Office, 233 Broadway, New York, New York 10279; and Midwest Regional Office, 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 606041. Copies of the registration statement and the exhibits and schedules thereto can be obtained from the Public Reference Section of the SEC upon payment of prescribed fees, or at its web site at http://www.sec.gov.

Our Common Stock is registered under Section 12 of the Securities Exchange Act of 1934 as amended, and we are therefore subject to the reporting requirements of Section 13 of the Securities Exchange Act of 1934, as amended. In accordance therewith, we file periodic reports with the Securities and Exchange Commission. Our periodic reports are available for inspection and copying at the public reference facility.

                                 IEMPOWER, INC.
                                D/B/A MYRICHUNCLE
                              FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                           DECEMBER 31, 2003 AND 2002
                          INDEX TO FINANCIAL STATEMENTS

                                    PAGE(S)



Independent Auditors' Report                                               F1-1

Balance Sheets as of December 31, 2003 and 2002                            F1-2

Statements of Operations for the Years Ended
    December 31, 2003 and 2002                                             F1-3

Statements of Stockholders' Equity (Deficit) for the
    Years Ended December 31, 2003 and 2002                                 F1-4

Statements of Cash Flows for the Years Ended
    December 31, 2003 and 2002                                             F1-5

Notes to Financial Statements                                              F1-6

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Iempower, Inc.
D/B/A MyRichUncle
140 Broadway, 46th Floor
New York, NY 10005

We have audited the accompanying balance sheets of Iempower, Inc., d/b/a MyRich Uncle as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Iempower, Inc. d/b/a MyRichUncle as of December 31, 2003 and 2002, and the results of its operations, changes in stockholders' equity, and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.





/s/ BAGELL, JOSEPHS & COMPANY, L.L.C.
-------------------------------------
BAGELL, JOSEPHS & COMPANY, L.L.C.
Gibbsboro, New Jersey



May 25, 2004

                                 IEMPOWER, INC.
                                D/B/A MYRICHUNCLE
                                 BALANCE SHEETS
                           DECEMBER 31, 2003 AND 2002



                             ASSETS
                                                                 2003           2002
                                                             -----------    -----------
Current Assets:
  Cash and cash equivalents                                  $        49    $    49,128
  Prepaid expenses and other current assets                          549          2,979
                                                             -----------    -----------

    Total Current Assets                                             598         52,107
                                                             -----------    -----------

  Officer's Loan Receivable                                                       2,046

  Fixed assets, net of depreciation                               10,494          5,113
                                                             -----------    -----------

TOTAL ASSETS                                                 $    11,092    $    59,266
                                                             ===========    ===========


             LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Current Liabilities:
  Accounts payable and accrued expenses                      $     3,100    $     2,000
                                                             -----------    -----------

      Total Current Liabilities                                    3,100          2,000
                                                             -----------    -----------

      TOTAL LIABILITIES                                            3,100          2,000
                                                             -----------    -----------

STOCKHOLDERS' EQUITY

Preferred Stock, .001 par value, 3,000,000 shares authorized and 900,000 shares issued and outstanding at
    December 31, 2003 and 2002, respectively                         900            900

Common Stock, .001 par value; 22,100,000 shares authorized
    and 10,300,000 shares issued and outstanding at
    December 31, 2003 and 2002, respectively                      10,300         10,300

Additional paid-in capital                                       438,800        438,800
Deficit                                                         (442,008)      (392,734)
                                                             -----------    -----------

      TOTAL STOCKHOLDERS' EQUITY                                   7,992         57,266
                                                             -----------    -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                   $    11,092    $    59,266
                                                             ===========    ===========


The accompanying notes are an integral part of the financial statements.

                                 IEMPOWER, INC.
                                D/B/A MYRICHUNCLE
                            STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002



                                                                 2003           2002
                                                             -----------    -----------
OPERATING REVENUES
   Consulting income                                         $     2,406    $   152,500
                                                             -----------    -----------

OPERATING EXPENSES
   General and administrative expenses                            48,633         96,691
   Depreciation and amortization                                   1,547            363
                                                             -----------    -----------
       TOTAL OPERATING EXPENSES                                   50,180         97,054
                                                             -----------    -----------

NET INCOME (LOSS)                                                (47,774)        55,446

OTHER INCOME (LOSS)
   Unrealized loss on investment                                  (1,500)            --
                                                             -----------    -----------

        TOTAL OTHER INCOME (LOSS)                                 (1,500)        55,446
                                                             -----------    -----------

NET INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES              (49,274)        55,446
   Provision for income taxes                                         --             --
                                                             -----------    -----------

NET INCOME (LOSS) APPLICABLE TO COMMON SHARES                $   (49,274)   $    55,446
                                                             ===========    ===========

NET INCOME (LOSS) PER BASIC AND DILUTED SHARES               $    (0.005)   $     0.003
                                                             ===========    ===========


WEIGHTED AVERAGE OF COMMON SHARES OUTSTANDING                 10,300,000     16,490,000
                                                             ===========    ===========



The accompanying notes are an integral part of the financial statements.

                                 IEMPOWER, INC.
                                D/B/A MYRICHUNCLE
                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002



                                  PREFERRED STOCK              COMMON STOCK         ADDITIONAL
                                SHARES       AMOUNT        SHARES       AMOUNT   PAID - IN CAPITAL   (DEFICIT)        TOTAL
                             -----------  ------------  ------------  ---------  -----------------  -----------    ----------
Balance, January 1, 2002         900,000  $        900    10,300,000  $  10,300  $         438,800  $  (448,180)   $   1,820

Net income for the year               --            --            --         --                 --      55,446        55,446
                             -----------  ------------  ------------  ---------  -----------------  -----------    ----------

Balance, December 31, 2002       900,000           900    10,300,000     10,300            438,800    (392,734)       57,266

Net (Loss)                            --            --            --         --                 --     (49,274)      (49,274)
                             -----------  ------------  ------------  ---------  -----------------  -----------    ----------

Balance, December 31, 2003       900,000  $        900    10,300,000  $  10,300  $         438,800  $  (442,008)   $    7,992
                             ===========  ============  ============  =========  =================  ===========    ==========



The accompanying notes are an integral part of the financial statements.

                                 IEMPOWER, INC.
                                D/B/A MYRICHUNCLE
                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002



                                                                 2003           2002
                                                             -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income (Loss)                                         $   (49,274)   $    55,446
                                                             -----------    -----------
  ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET
   CASH PROVIDED BY (USED IN)
     OPERATING ACTIVITIES:
     Depreciation and amortization                                 1,547            364
     Unrealized loss on investment                                 1,500             --
  CHANGES IN ASSETS AND LIABILITIES
     (Increase) in prepaid expenses and other assets               4,476         (6,413)
     Increase in accounts payable and accrued expenses             1,100          1,601
     (Decrease) in advances                                           --        (50,000)
                                                             -----------    -----------
     Total adjustments                                             8,623        (54,448)
                                                             -----------    -----------

     NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES         (40,651)           998
                                                             -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES
     (Increase) in fixed assets                                   (6,928)        (5,477)
     (Increase) in investment                                     (1,500)            --
                                                             -----------    -----------

      NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES         (8,428)        (5,477)
                                                             -----------    -----------

NET (DECREASE) IN CASH AND CASH EQUIVALENTS                      (49,079)        (4,479)

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                     49,128         53,607
                                                             -----------    -----------

CASH AND CASH EQUIVALENTS - END OF YEAR                      $        49    $    49,128
                                                             ===========    ===========



The accompanying notes are an integral part of the financial statements.

                                 IEMPOWER, INC.
                                D/B/A MYRICHUNCLE
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

Iempower, Inc., d/b/a My Rich Uncle (the "Company"), was founded as a specialty finance company that provides students with funds for higher education using its unique approach of analyzing future income potential to profile and provide customized financial products to students. The Company is a Delaware corporation that was formed in 1999. The Company commenced business operations in 2001.

The Company concentrates on providing consulting, and student loan services to entities and individuals. The Company receives requests for financing from students, for which the Company makes loans or refers to lenders. The company has developed a proprietary data system that is capable of estimating a student's estimated future income, which allows them to lend money to students with a reasonable expectation of repayment and profit.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                                USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                               REVENUE RECOGNITION

Commencing in 2002, the Company started generating revenues. The Company records its revenue on the accrual basis, whereby revenue is recognized when earned. The Company in December 31, 2003 and 2002 had earned consulting revenue and had not earned any fees from students.

                                 IEMPOWER, INC.
                                D/B/A MYRICHUNCLE
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                            CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents.

The Company maintains cash and cash equivalent balances at a financial institution that is insured by the Federal Deposit Insurance Corporation up to $100,000.

                                  FIXED ASSETS

Fixed assets are stated at cost. Depreciation is computed primarily using the straight-line method over the estimated useful life of the assets.

Computer network equipment 5 Years

                                  INCOME TAXES

The income tax benefit is computed on the pretax income (loss) based on the current tax law. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates.

                                   ADVERTISING

Costs of advertising and marketing are expensed as incurred. For the years ending December 31, 2003 and 2002, the company had no advertising or marketing expenses.

                    EARNINGS (LOSS) PER SHARE OF COMMON STOCK

Historical net income (loss) per common share is computed using the weighted average number of common shares outstanding. Diluted earnings per share (EPS) includes additional dilution from common stock equivalents, such as stock issuable pursuant to the exercise of stock options and warrants.

                                 IEMPOWER, INC.
                                D/B/A MYRICHUNCLE
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                 EARNINGS PER SHARE OF COMMON STOCK (CONTINUED)

The following is a reconciliation of the computation for basic and diluted EPS:



                                        December 31,   December 31,
                                            2003           2002
                                        ------------   ------------

Net income (loss)                       $    (49,274)  $     55,446
                                        ------------   ------------

Weighted-average common shares
  Outstanding (Basic)                     10,300,000     10,300,000

Weighted-average common stock
 equivalents
  Stock options                                   --             --
  Warrants                                        --      6,190,000
                                        ------------   ------------

Weighted-average common shares
  Outstanding  (Diluted)                  10,300,000     16,490,000



There were warrants issued during the years ended December 31, 2003 and 2002 for the Company. As of December 31, 2003, warrants were not included in the computation of diluted EPS because inclusion would have been antidilutive.

                                 IEMPOWER, INC.
                                D/B/A MYRICHUNCLE
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                       FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount reported in the balance sheets for cash and cash equivalents, accounts payable and accrued expenses approximate fair value because of the immediate or short-term maturity of these financial instruments.

                        RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the FASB issued Statement No. 142 "Goodwill and Other Intangible Assets". This Statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, Intangible Assets. It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the statements. The Company in 2001 impaired an intangible asset for $18,000.

                                 IEMPOWER, INC.
                                D/B/A MYRICHUNCLE
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

NOTE 3- FIXED ASSETS

Fixed assets consist of the following at December 31, 2003 and 2002:



                                          2003          2002
                                      ------------  ------------

Computer network equipment            $    12,405   $     5,476

Less: accumulated depreciation             (1,911)         (363)
                                      -----------   -----------
Total fixed assets                    $    10,494   $     5,113
                                      ===========   ===========



Depreciation expense for the years ended December 31, 2003 and 2002 were $1,547 and $363, respectively.

NOTE 4- PROVISION FOR INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. Deferred taxes related to differences between the basis of assets and liabilities for financial and income tax reporting will either be taxable or deductible when the assets or liabilities are recovered or settled. The difference between the basis of assets and liabilities for financial and income tax reporting are not material therefore, the provision for income taxes from operations consist of income taxes currently payable.

There were no provision for income taxes for the years ended December 31, 2003 and 2002.

                                 IEMPOWER, INC.
                                D/B/A MYRICHUNCLE
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

NOTE 4- PROVISION FOR INCOME TAXES (CONTINUED)

At December 31, 2003 and 2002, the Company had accumulated deficits approximating $ 442,008 and $ 392,734 respectively, available to offset future taxable income through 2023.



                                       2003          2002
                                   ------------  ------------

Provision for taxes                $    176,802  $     157,094
Valuation for deferred asset           (176,802)      (157,094)
                                   ------------  ------------

Totals                             $         --  $         --
                                   ============  ============



NOTE 5- STOCKHOLDERS' EQUITY

                                  COMMON STOCK
There were 22,100,000 shares of common stock authorized, with 10,300,000 shares issued and outstanding at December 31, 2003 and 2002, respectively. The par value for the common stock is $.001 per share.

                                 PREFERRED STOCK
There were 3,000,000 shares of preferred stock authorized, with 900,000 issued and outstanding as of December 31, 2003 and 2002. The par value for the preferred shares is $.001 per share.

                                    WARRANTS
At December 31, 2003 and 2002 there were 7,324,375 and 6,190,000 warrants outstanding respectively.

                                 IEMPOWER, INC.
                                D/B/A MYRICHUNCLE
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

NOTE 6- COMMITMENTS AND CONTINGENCIES

                              EMPLOYMENT AGREEMENTS
The Company has numerous employment agreements with key management personnel. The terms of these agreements range between one and five years.

                           RELATED PARTY TRANSACTIONS
The Company as of December 31 2003 and 2002 had no capital or operating leases. The company pays rent on a monthly basis to a related party. The company can cancel the monthly payment without incurring penalties Rent expense for the years ended December 31, 2003 and 2002, for the Company was $19,750 and $17,014 respectively.

NOTE 7- PATENTS

The Company has a patent pending for a business method. This business method enables the company to provide customized financial products to consumers.

NOTE 8- SUBSEQUENT EVENTS

On April 22, 2004 the Company and Pacific Technology, Inc, a registrant on the bulletin board OTC BB entered into a share exchange agreement pursuant to which the shareholders of the Company will exchange 100 % of the Company's issued and outstanding shares of capital stock for shares of Pacific Technology, Inc. Promptly after the closing of the transaction Pacific Technology will change its name to MyRichUncle and adopt the MyRichUncle business plan. In addition to conditions to closing customary to such a transaction, the transaction contemplated by the share exchange agreement is subject to the Company receiving executed subscription agreements for the sales of at least 2,500,000 Units. Each unit is comprised (of 1 share of common stock of Pacific Technology, Inc., $.001 par value per share, quoted on the OTC Bulletin Board under the symbol "PCFT" and one three (3) year callable warrant for each five and three tenths (5.3) Units purchased to purchase one (1) share of common stock of Pacific Technology, Inc., at an exercise price of $2.00 per the

                                 IEMPOWER, INC.
                                D/B/A MYRICHUNCLE
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

NOTE 8- SUBSEQUENT EVENTS (CONTINUED)

share. The respective Boards of Directors and the requisite shareholders of the Company and Pacific Technology, Inc have approved the share exchange agreement and the transactions in regards to the issuance of warrants.

The Company on May 7, 2004 received executed subscription agreements in the amount of $4,240,000 in exchange for the sale of 2,650,000 Units. Currently the money is in an escrow account. The money will transfer to the Company upon completion of the 100% exchange of the Company's shares for shares in Pacific Technology, Inc. Following the exchange of shares, each Unit will convert into one common share of Pacific Technology, Inc and every 5.3 Unit will also convert into 1 callable warrant.

                               MRU HOLDINGS, INC.
                       (FORMERLY PACIFIC TECHNOLOGY, INC.)
             CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
                           SEPTEMBER 30, 2004 AND 2003

        INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED


Independent Auditor's Report                                                F2-1

Condensed Consolidated Balance Sheet as of September 30, 2004 - Unaudited   F2-2

Condensed Consolidated Statements of Operations for the Nine Months and
    Three Months Ended September 30, 2004 and 2003  - Unaudited             F2-3

Condensed Consolidated Statements of Cash Flows for the Nine Months Ended
    September 30, 2004 and 2003 - Unaudited                                 F2-4

Notes to Condensed Consolidated Financial Statements                        F2-5




                                       F2

                           ACCOUNTANTS' REVIEW REPORT

To the Stockholders of
Iempower, Inc.
d/b/a MyRichUncle
600 Lexington Avenue, 3rd Floor
New York, New York 10022

We have reviewed the accompanying balance sheets of Iempower, Inc. d/b/a MyRichUncle as of September 30, 2004 and 2003, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the nine months then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the responsibility of the Company's management.

A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to above in order for them to be in conformity with accounting principles generally accepted in the United States of America.


/s/ Bagell, Josephs & Company, LLC
BAGELL, JOSEPHS & COMPANY, LLC
Certified Public Accountants
Gibbsboro, New Jersey

November 17, 2004


                                      F2-1

                               MRU HOLDINGS, INC.
                       (FORMERLY PACIFIC TECHNOLOGY, INC.)
                CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)
                               SEPTEMBER 30, 2004

                                     ASSETS



Current Assets:
  Cash and cash equivalents                                      $   2,463,410
  Prepaid expenses and other current assets                            102,000
                                                                 --------------

    Total Current Assets                                             2,565,410
                                                                 --------------

  Fixed assets, net of depreciation                                     17,561
                                                                 --------------

     TOTAL ASSETS                                                $   2,582,971
                                                                 ==============

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities:
  Accounts payable and accrued expenses                          $      11,927
                                                                 --------------

      Total Current Liabilities                                         11,927
                                                                 --------------

      TOTAL LIABILITIES                                                 11,927
                                                                 --------------

STOCKHOLDERS' EQUITY

Preferred Stock, $.001 par value; 5,000,000 shares
    authorized and 0 shares issued and outstanding                           -

Common  Stock, $.001 par value: 50,000,000 shares
    authorized and 13,082,182 issued and outstanding                    13,082

Additional paid-in capital                                           3,919,855
Deficit                                                             (1,361,893)
                                                                 --------------

      Total Stockholders' Equity (Deficit)                           2,571,044
                                                                 --------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                       $   2,582,971
                                                                 ==============



                                      F2-2

                               MRU HOLDINGS, INC.
                       (FORMERLY PACIFIC TECHNOLOGY, INC.)
           CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                 FOR THE NINE MONTHS AND THE THREE MONTHS ENDED
                           SEPTEMBER 30, 2004 AND 2003



                                                       For Nine Months Ended             For Three Months Ended
                                                            September 30,                      September 30,
                                                        2004             2003            2004               2003
                                                   -------------    -------------    -------------     -------------
OPERATING REVENUES
   Consulting income                               $        932     $          -     $          -      $          -
                                                   -------------    -------------    -------------     -------------

OPERATING EXPENSES
   General and administrative expenses                  916,666           46,493          716,092             9,428
   Depreciation and amortization                          2,014            2,481              922                 -
                                                   -------------    -------------    -------------     -------------
       Total Operating Expenses                         918,680           48,974          717,014             9,428
                                                   -------------    -------------    -------------     -------------

NET LOSS                                               (917,748)         (48,974)        (717,014)           (9,428)

OTHER INCOME (LOSS)
   Interest income                                        7,939                -            6,594                 -
   Interest expense                                      (9,375)               -           (9,375)
   Unrealized loss on investment                         (1,500)          (1,500)               -                 -
                                                   -------------    -------------    -------------     -------------
       Total Other Income (Loss)                         (2,936)          (1,500)          (2,781)                -
                                                   -------------    -------------    -------------     -------------

NET LOSS BEFORE PROVISION FOR INCOME TAXES             (920,684)         (50,474)        (719,795)           (9,428)
      Provision for Income Taxes                              -                -                -                 -
                                                   -------------    -------------    -------------     -------------

NET LOSS APPLICABLE TO COMMON SHARES               $   (920,684)    $    (50,474)    $   (719,795)     $     (9,428)
                                                   =============    =============    =============     =============


NET LOSS PER BASIC AND DILUTED SHARES              $     (0.071)    $     (0.004)    $     (0.056)     $     (0.001)
                                                   =============    =============    =============     =============

WEIGHTED AVERAGE OF COMMON SHARES OUTSTANDING        12,931,442       12,925,000       12,931,442        12,925,000
                                                   =============    =============    =============     =============



                                      F2-3

                               MRU HOLDINGS, INC.
                       (FORMERLY PACIFIC TECHNOLOGY, INC.)
           CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003



                                                                                      2004             2003
                                                                                --------------    --------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                                                      $   (920,684)     $    (50,474)
                                                                                --------------    --------------
Adjustments to reconcile net loss to net cash (used in) operating activities:
     Depreciation                                                                       2,014             2,481
     Unrealized loss on investment                                                      1,500                 -
  Changes in assets and liabilities
     (Increase) in prepaid expenses and other assets                                 (101,451)           (6,885)
     Increase (decrease) in accounts payable and accrued expenses                       8,526            15,985
                                                                                --------------    --------------
     Total adjustments                                                                (89,411)           11,581
                                                                                --------------    --------------
          Net cash (used in) operating activities                                  (1,010,095)          (38,893)
                                                                                --------------    --------------
CASH FLOWS FROM INVESTING ACTIVITIES
   (Increase) in investment                                                            (1,500)                -
   Acquisition of fixed assets                                                         (9,081)           (6,927)
                                                                                --------------    --------------
          Net cash provided by (used in) investing activities                         (10,581)           (6,927)
                                                                                --------------    --------------
CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from debt                                                                750,000                 -
    Repayment of debt                                                                (750,000)                -
    Proceeds from sale of stock and equity - net                                    3,484,037                 -
                                                                                --------------    --------------
           Net Cash provided by financing activities                                3,484,037                 -
                                                                                --------------    --------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                2,463,361           (45,820)

CASH AND CASH EQUIVALENTS -
   BEGINNING OF PERIOD                                                                     49            49,128
                                                                                --------------    --------------
CASH AND CASH EQUIVALENTS - END OF PERIOD                                         $ 2,463,410      $      3,308
                                                                                ==============    ==============

SUPPLEMENTARY CASH FLOW INFORMATION During the year, cash was paid for the following:
            Interest                                                             $          -      $          -
                                                                                ==============    ==============
            Income Taxes                                                         $          -      $          -
                                                                                ==============    ==============




                                      F2-4

                               MRU HOLDINGS, INC.
                       (FORMERLY PACIFIC TECHNOLOGY, INC.)
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                           SEPTEMBER 30, 2004 AND 2003

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

The condensed consolidated unaudited interim financial statements included herein have been prepared by MRU Holdings, Inc. and Subsidiaries (the "Company"), formerly Pacific Technology, Inc. without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. The consolidated financial statements and notes are presented as permitted on Form 10-QSB and do not contain information included in the Company's annual consolidated statements and notes. For further information, these financial statements and related notes should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2003 included in the Definitive Information Statement on Schedule 14C filed by the Company on June 15, 2004. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make information presented not misleading. The results for the nine months ended September 30, 2004 may not be indicative of the results for the entire year.

These statements reflect all adjustments, consisting of normal recurring adjustments, which in the opinion of management are necessary for fair presentation of the information contained herein.

On July 8, 2004 the Company acquired 100% of the outstanding capital stock of Iempower, Inc., a privately-held Delaware corporation doing business as MyRichUncle ("Iempower"), pursuant to a Share Exchange Agreement dated as of April 13, 2004 with Iempower and it stockholders (the "Share Exchange Agreement"), in exchange for 6,863,433 shares of common stock $0.001 par value per share, which the Company issued to the stockholders of Iempower, together with 2,136,567 common stock purchase warrants to the warrant holders of Iempower (each warrant is exercisable to purchase one share of common stock, and the warrants have a weighted average excise price of $0.45 per share) (the "Share Exchange"). Concurrently, and in connection with the Share Exchange, the Company also sold 100% of the outstanding capital stock of its Nevada subsidiary, Pacific Technology, Inc., to four of the Company's principal stockholders prior to the Share Exchange for 9,325,000 shares of the Company's common stock, which the Company has retired. Although the Company acquired Iempower as a result of the Share Exchange, the stockholders of Iempower hold a majority of the voting interest in the Company. Additionally, the share exchange resulted in Iempower's management and Board of Directors assuming operational control of the company.

The Company has permanently discontinued the business of selling and distributing optical storage devices and has adopted the Iempower business plan directed primarily at providing students with funds for higher education using a proprietary approach of analyzing future income potential to profile and provide customized financial products to students. The Company receives financing requests from students, which the company refers to lenders. The Company also proposes to originate federal loans, which are student loans guaranteed by the federal government and private loans. The Share Exchange has been accounted for as a reverse merger under the purchase method of accounting. Accordingly, Iempower will be treated as the continuing entity for accounting purposes and the historical financial statements presented will be those of Iempower.

In contemplation of the share exchange with the stockholders of Iempower, on July 6, 2004, the Company changed its name from Pacific Technology, Inc. to MRU Holdings, Inc.



                                      F2-5

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                           PRINCIPLES OF CONSOLIDATION

The condensed consolidated financial statements include the accounts of the Company and all its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

                                USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                               REVENUE RECOGNITION

The Company records its revenue on the accrual basis, whereby revenue is recognized when earned.

                            CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents.

The Company maintains cash and cash equivalent balances at a financial institution that is insured by the Federal Deposit Insurance Corporation up to $100,000. At September 30, 2004 and 2003, the Company's uninsured cash balances total $ 2,363,410 and $-0- respectively.

                                  FIXED ASSETS

Fixed assets are stated at cost. Depreciation is computed primarily using the straight-line method over the estimated useful life of the assets.

Computer network equipment 5 Years

                                  INCOME TAXES

The income tax benefit is computed on the pretax income (loss) based on the current tax law. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates.

                                   ADVERTISING

Costs of advertising and marketing are expensed as incurred. For the nine month periods ending September 30, 2004 and 2003 the company paid $96,736 and $0 respectively of advertising and marketing expenses.



                                      F2-6

(Loss) Per Share of Common Stock

Historical net (loss) per common share is computed using the weighted average number of common shares outstanding. Diluted earnings per share (EPS) includes additional dilution from common stock equivalents, such as stock issuable pursuant to the exercise of stock options and warrants.

(Loss) Per Share of Common Stock (Continued)

The following is a reconciliation of the computation for basic and diluted EPS:

                                                    September 30,       September 30,
                                                       2004                 2003
                                                 ------------------   ------------------
Net (loss)                                              $ (920,684)           $ (50,474)
                                                 ==================   ==================

Weighted - average common shares                                             12,925,000
     Outstanding (Basic)

Weighted - average common stock equivalents:
      Stock options                                              -                    -
      Warrants                                                   -                    -
                                                 ------------------   ------------------

Weighted - average common shares
   outstanding (Diluted)                                12,931,442           12,925,000
                                                 ==================   ==================


For September 30, 2004 and 2003, warrants were not included in the computation of diluted EPS because inclusion would have been antidilutive.

                       FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount reported in the balance sheets for cash and cash equivalents, accounts payable and accrued expenses approximate fair value because of the immediate or short-term maturity of these financial instruments.

                            STOCK BASED COMPENSATION

The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB No. 25), and related interpretations, in accounting for their employee stock options rather than the alternative fair value accounting allowed by SFAS No. 123, "Accounting for Stock- Based Compensation", and has adopted the enhanced disclosure provisions of SFAS No. 148, "Accounting for Stock Base Compensation - Transition and Disclosures", an amendment of SFAS No. 123. APB No. 25 provides that the compensation expense relative to the Company's employee stock options is measured based on the intrinsic value of the stock option. SFAS No.123 requires companies that continue to follow APB No. 25 to provide a pro-forma disclosure of the impact of applying the fair value method of SFAS No. 123.



                                      F2-7

NOTE 3- FIXED ASSETS

Fixed assets consist of the following at September 30, 2004 and 2003:

                                                        2004             2003
                                                      --------         --------

Computer network equipment                            $ 21,486         $ 14,077

Less: accumulated depreciation                          (3,925)          (4,153)
                                                      --------         --------
Total fixed assets                                    $ 17,561         $  9,924
                                                      ========         ========


Depreciation expense for the six months ended September 30, 2004 and 2003 were $2,014 and $2,481, respectively.

NOTE 4- PROVISION FOR INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. Deferred taxes related to differences between the basis of assets and liabilities for financial and income tax reporting will either be taxable or deductible when the assets or liabilities are recovered or settled. The difference between the basis of assets and liabilities for financial and income tax reporting are not material therefore, the provision for income taxes from operations consist of income taxes currently payable.

There were no provision for income taxes for the nine months ended September 30, 2004 and 2003.

At September 30, 2004 and 2003, the Company had accumulated deficits approximating $ 1,361,893 and $ 435,729 respectively.


Provision for taxes                                 $ 408,568         $ 130,719
Valuation for deferred assets                        (408,568)         (130,719)
                                                    ---------         ---------

Totals                                              $      (0)        $      (0)
                                                    =========         =========

NOTE 5- STOCKHOLDERS' EQUITY

                                  COMMON STOCK

There were 50,000,000 shares of common stock authorized, with 13,082,183 shares issued and outstanding at September 30, 2004. The par value for the common stock is $.001 per share. [See Note 8.]

                                 PREFERRED STOCK

There were 5,000,0000 shares of preferred stock authorized, with 0 issued and outstanding as of September 30, 2004. The par value for the preferred shares is $.001 per share.

                                    WARRANTS

At September 30, 2004 there were 3,015,757 warrants outstanding.





                                      F2-8

NOTE 6- COMMITMENTS AND CONTINGENCIES

                              EMPLOYMENT AGREEMENTS

The Company has two employment agreements with key management personnel. The terms of these agreements are five years.

                           RELATED PARTY TRANSACTIONS

Before July 1, 2004, the Company was paying rent to a related party which amounted to $9,840 through June 30, 2004. The Company has signed a new operating lease for one year at an annual payment of $130,000. The Company has prepaid this amount and at September 30, 2004 has $97,500 as a current asset on the balance sheet.

NOTE 7- LONG TERM DEBT

On April 1, 2004, the Company received a bridge loan in the amount of $750,000, bearing interest at 5% per year based on a 360 day year. The note matures the earlier of (1) September 30, 2004 or (2) consummation of the Share Exchange. Pursuant to the terms of the bridge loan, if the Share Exchange was consummated prior to the maturity date, the Lender is required to cause the Company to exchange the note for the number of units equal to the quotient obtained by dividing (a) the sum of the outstanding principal and all other amounts due on the date of the Share Exchange by (b) $1.60 (the per unit price of a unit sold to an investor in the offering). As of July 8, 2004, the entire principal and accrued interest on the bridge loan was converted in connection with the Share Exchange into 468,750 shares of the Company's common stock and warrants to acquire 88,433 shares of common stock at an exercise price of $2.00 per share.

NOTE 8 - REVERSE MERGER - SHARE EXCHANGE

On July 8, 2004 the Company acquired 100% of the outstanding capital stock of Iempower, Inc., a privately-held Delaware corporation doing business as MyRichUncle ("Iempower"), pursuant to a Share Exchange Agreement dated as of April 13, 2004 with Iempower and it stockholders (the "Share Exchange Agreement"), in exchange for 6,863,433 shares of common stock $0.001 par value per share, which the Company issued to the stockholders of Iempower, together with 2,136,567 common stock purchase warrants to the warrant holders of Iempower (each warrant is exercisable to purchase one share of common stock, and the warrants have a weighted average excise price of $0.45 per share) (the "Share Exchange"). Concurrently, and in connection with the Share Exchange, the Company also sold 100% of the outstanding capital stock of its Nevada subsidiary, Pacific Technology, Inc., to four of the Company's principal stockholders prior to the Share Exchange for 9,325,000 shares of the Company's common stock, which the Company has retired. Although the Company acquired Iempower as a result of the Share Exchange, the stockholders of Iempower hold a majority of the voting interest in the Company. Additionally, the share exchange resulted in Iempower's management and Board of Directors assuming operational control of the company.

The Company has permanently discontinued the business of selling and distributing optical storage devices and has adopted the Iempower business plan directed primarily at providing students with funds for higher education using a proprietary approach of analyzing future income potential to profile and provide customized financial products to students. The Company receives financing requests from students, which the company refers to lenders. The Company also proposes to originate federal loans, which are student loans guaranteed by the federal government and private loans. The Share Exchange has been accounted for as a reverse merger under the purchase method of accounting. Accordingly, Iempower will be treated as the continuing entity for accounting purposes and the historical financial statements presented will be those of Iempower.

In contemplation of the share exchange with the stockholders of Iempower, on July 6, 2004, the Company changed its name from Pacific Technology, Inc. to MRU Holdings, Inc.


                                      F2-9

NOTE 9 - SUBSEQUENT EVENT- CREDIT LINE

On, October 25, 2004 the Company entered into a commitment letter with Universal Finanz Holding AG ("Universal") under which Universal offered to provide up to $50 million of credit support to be used as collateral security for the obligations of MRU Universal Guarantee Agency, Inc. (the "Guarantor"), a wholly owned subsidiary of the Company, as a guarantor of student loans and lines of credit arranged by the Company or banks and other financial institutions. Universal's commitment is conditioned on the satisfaction of certain conditions including the execution of an agreement providing Universal the right to purchase up to 65% ownership interest in the Guarantor and pay the purchase price for such ownership interest by releasing the Guarantor from its obligation to repay an equal amount of its outstanding obligations to Universal.




                                     F2-10

                        14,011,959 SHARES OF COMMON STOCK
                               MRU HOLDINGS, INC.
                                   PROSPECTUS


                                NOVEMBER 18, 2004


                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law (the "DGCL") allows for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. The Company's certificate of incorporation and the Company's bylaws authorize indemnification of the registrant's directors, officers, employees and other agents to the extent and under the circumstances permitted by the DGCL. The Company maintains liability insurance for the benefit of its directors and certain of its officers.

The above discussion of the DGCL and of the Company's certificate of incorporation, bylaws and indemnification agreements is not intended to be exhaustive and is qualified in its entirety by such statutes, amended and restated certificate of incorporation, bylaws and indemnification agreements.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company t in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Set forth below is an estimate (except for registration fees, which are actual) of the approximate amount of the fees and expenses (other than underwriting commissions and discounts) payable by the Company in connection with the issuance and distribution of the shares of Common Stock.



                                                                       Estimated
Expense                                                                 Amount
-------                                                                ---------
Securities and Exchange Commission Registration Fee ..............      $ 5,370
Printing and Engraving Expenses ..................................      $   500
Legal Fees and Expenses ..........................................      $50,000
Accounting Fees and Expenses .....................................      $10,000
Transfer Agent Fees and Expenses .................................      $ 1,000
Miscellaneous ....................................................      $ 5,000
                                                                        -------
      Total ......................................................      $71,870



ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.

There have been no sales of unregistered securities within the last three years which would be required to be disclosed pursuant to Item 701 of Regulation S-B, except for the following:

On October 8,2004, we issued 37,500 units, at a price of $1.60 per unit to two investors, each unit consisting of one share of our common stock and, for each five and three tenths units purchased, one three-year callable warrant to purchase one share of our common stock at a price of $2.00 per share The units were issued in a transaction which we believe satisfies the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of
Section 4(2) of that act and Rule 506 of Regulation D promulgated pursuant to that act by the Securities and Exchange Commission. Specifically, the offer was made to "accredited investors", as that term is defined under applicable federal and state securities laws, and no more than 35 non-accredited investors. We believe that each purchaser who was not an accredited investor has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment. Each investor was given adequate access to sufficient information about us to make an informed investment decision.

On July 8, 2004, we issued 6,863,433 shares of our common stock to eighteen former stockholders of Iempower in exchange for 13,581,875 shares of Iempower common stock. On that date we also issued 2,136,567 common stock purchase warrants to former warrant holders of Iempower, each warrant exercisable to purchase one share of our common stock, such warrants having a weighted average exercise price of $0.45 per share. In addition, we issued 466,516 shares of Common Stock to former stock holders of Iempower, Inc. as a result of a post-closing adjustment issued pursuant to the share exchange agreement executed in connection with the Share Exchange. The shares and the warrants were issued in a transaction which we believe satisfies the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of that act and Rule 506 of Regulation D promulgated pursuant to that act by the Securities and Exchange Commission. Specifically, the offer was made to "accredited investors", as that term is defined under applicable federal and state securities laws, and no more than 35 non-accredited investors. We believe that each purchaser who was not an accredited investor has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment. Each investor was given adequate access to sufficient information about us to make an informed investment decision. There were no commissions paid on the sale of these shares.

On July 8, 2004, we issued 2,618,750 units, at a price of $1.60 per unit to twenty-eight investors, each unit consisting of one share of our common stock and, for each five and three tenths units purchased, one three-year callable warrant to purchase one share of our common stock at a price of $2.00 per share. In connection with the offering we issued Warrants to acquire 378,000 shares of Common Stock to the placement agent and our financial advisor. The units and Warrants were issued in a transaction which we believe satisfies the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of that act and Rule 506 of Regulation D promulgated pursuant to that act by the Securities and Exchange Commission. Specifically, the offer was made to "accredited investors", as that term is defined under applicable federal and state securities laws, and no more than 35 non-accredited investors. We believe that each purchaser who was not an accredited investor has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment. Each investor was given adequate access to sufficient information about us to make an informed investment decision. We paid investment banking and advisory fees and expenses of $590,875 on the sale of the units. The net proceeds to us were $3,336,487.

In June 2001, we issued 1,995,000 shares of our common stock to eighteen investors for $0.01 per share. The shares were issued in a transaction which we believe satisfies the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of that act and Rule 506 of Regulation D promulgated pursuant to that act by the Securities and Exchange Commission. Specifically, the offer was made to "accredited investors", as that term is defined under applicable federal and state securities laws, and no more than 35 non-accredited investors. We believe that each purchaser who was not an accredited investor has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment. Each investor was given adequate access to sufficient information about us to make an informed investment decision. There were no commissions paid on the sale of these shares. The net proceeds to us were $19,950.

In March 2001, we issued 1,000,000 shares of our common stock to Michelle Mirrotto, our president, secretary and one of our directors, in exchange for $.01 per share, or $10,000. The shares were issued in a transaction which we believe satisfies the requirements of that certain exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of the Securities Act of 1933, as amended. There were no commissions paid on the sale of these shares.

On March 3, 2000, we issued 3,400,000 shares of our common stock to John D. Muellerleile, our treasurer and one of our directors, Renee Y. Close, Thomas E. Stepp, Jr.; Michael Muellerleile; Deron Colby; Richard Reincke; Amy Pontillas; Cindy Bergendahl; Suzanne Muellerleile, Sharareh Frouzesh; Ryan Neely and Christopher A. Cota, in a transaction which we believe satisfies the requirements of that certain exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of the Securities Act of 1933, as amended. The shares were issued in exchange for services provided to us, which were valued at $3,400.

ITEM 27. EXHIBITS

                                    EXHIBITS

-------------------- ---------------------------------------------------- -----------------------------------
EXHIBIT NUMBER                           DESCRIPTION                        INCORPORATED BY REFERENCE TO
                                                                                  FILINGS INDICATED
-------------------- ---------------------------------------------------- -----------------------------------
3 (a)                Certificate of Incorporation                         Exhibit 3.1 to Company's
                                                                          Registration Statement on Form
                                                                          SB-2 (No. 333-67222)
-------------------- ---------------------------------------------------- -----------------------------------
3 (b)                Certificate of Amendment to the Certificate of       Exhibit 3.1 to Company's Form 8-K
                     Incorporation                                        dated March 7, 2003
-------------------- ---------------------------------------------------- -----------------------------------
3 (c)                By-laws                                              Exhibit 3.2 to Company's
                                                                          Registration Statement on Form
                                                                          SB-2 (No. 333-67222)
-------------------- ---------------------------------------------------- -----------------------------------
4 (a)                Specimen Stock Certificate                           Exhibit 4(a) to Company's
                                                                          Registration Statement on Form
                                                                          SB-2 filed on August 24, 2004

-------------------- ---------------------------------------------------- -----------------------------------
4 (b)                Specimen Warrant                                     Exhibit 4(b) to Company's
                                                                          Registration Statement on Form
                                                                          SB-2 filed on August 24, 2004


-------------------- ---------------------------------------------------- -----------------------------------
4 (c)                2004 Ominibus Incentive Plan                         Exhibit 4(c) to Company's
                                                                          Registration Statement on Form
                                                                          SB-2 filed on August 24, 2004
-------------------- ---------------------------------------------------- -----------------------------------
5                    Opinion of McGuireWoods LLP                          Exhibit 5 to Company's
                                                                          Registration Statement on Form
                                                                          SB-2 filed on August 24, 2004
-------------------- ---------------------------------------------------- -----------------------------------
10 (a)               Share Exchange Agreement                             Exhibit 10.1 to Company's
                                                                          Quarterly Report on Form 10-QSB,
                                                                          dated May 15, 2004
-------------------- ---------------------------------------------------- -----------------------------------
10 (b)               Subscription Agreement                               Exhibit 10(b) to Company's
                                                                          Registration Statement on Form
                                                                          SB-2 filed on August 24, 2004
-------------------- ---------------------------------------------------- -----------------------------------
10 (C)               Employment Agreement*
-------------------------------------------------------------------------------------------------------------
21                   Subsidiaries of the Registrant*
-------------------- ---------------------------------------------------- -----------------------------------
23 (a)               Consent of Bagell, Josephs & Company, LLC*
-------------------- ---------------------------------------------------- -----------------------------------
23 (b)               Consent of McGuireWoods LLP (included in Exhibit 5)  Exhibit 5 to Company's
                                                                          Registration Statement on Form
                                                                          SB-2, filed on August 24, 2004
-------------------- ---------------------------------------------------- -----------------------------------




* Filed herewith

ITEM 28. UNDERTAKINGS.

                 The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a) to include any prospectus required by Section 10(a)(3) of the Securities
Act;

(b) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b), if in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(c) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


IN ACCORDANCE WITH THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM SB-2 AND AUTHORIZED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, IN NEW YORK, NEW YORK ON NOVEMBER 17, 2004.




Date: November 17, 2004                   By: /s/ Edwin J. McGuinn, Jr.
                                              ----------------------------------
                                              Edwin J. McGuinn, Jr.
                                              Its: Chief Executive Officer
                                              (Principal Executive Officer)




Date: November 17, 2004                   By: /s/ Vishal Garg
                                              ----------------------------------
                                              Vishal Garg
                                              Its: Executive Vice
                                              President and Chief Financial
                                              Officer (Principal Financial
                                              Officer)



IN ACCORDANCE WITH THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT ON FORM SB-2 HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.



Date: November 17, 2004                 By: /s/ Edwin J. McGuinn, Jr.
                                            ----------------------------------
                                            Edwin J. McGuinn, Jr.
                                            Its: Chief Executive Officer
                                            (Principal Executive Officer)




Date: November 17, 2004                 By: /s/ Vishal Garg
                                            ----------------------------------
                                            Vishal Garg
                                            Its: Executive Vice
                                            President and Chief Financial
                                            Officer (Principal Financial
                                            Officer)




Date: November 17, 2004                 By: /s/ Raza Khan
                                            ----------------------------------
                                            Raza Khan
                                            Its: President and Director



Date: November 17, 2004                 By: /s/ Max Khan
                                            ----------------------------------
                                            Max Khan
                                            Its: Director



Date: November 17, 2004                 By: /s/ M. Paul Tompkins
                                            ----------------------------------
                                            M. Paul Tompkins
                                            Its: Director